As filed with the Securities and Exchange Commission on June 4, 2018

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CAESARS ENTERTAINMENT CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	7011	62-1411755
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

One Caesars Palace Drive

Las Vegas, Nevada 89109

(702) 407-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Timothy R. Donovan, Esq.

Executive Vice President, General Counsel, Chief Legal, Risk & Security Officer, and Corporate Secretary

Caesars Entertainment Corporation

One Caesars Palace Drive

Las Vegas, NV 89109

(702) 407-6000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to,

Jodi A. Simala

John Berkery

Mayer Brown LLP

1221 Avenue of the Americas, New York, NY 10020

(212) 506-2500

Approximate date of commencement of proposed sale to the public: Pursuant to Rule 162 under the Securities Act, the offer described herein will commence as soon as practicable after the date of this registration statement. The offer cannot, however, be completed prior to the time that this registration statement is declared effective and all conditions to the proposed transaction have been satisfied or waived.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered (1)	Proposed Maximum Offering Price per share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)
Shares of common stock, par value $0.01	155,536,500	$12.10	$1,881,991,650	$234,307.96

(1)	This registration statement registers the maximum number of shares of the registrant’s common stock $0.01 par value, that may be issued in connection with the exchange offer by the registrant for up to $1,118,979,852 aggregate principal amount of the registrant’s outstanding 5.00% Convertible Senior Notes due 2024.
(2)	Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, as amended, based upon the average of the high and low prices of our common stock reported on the NASDAQ Global Select Market on June 1, 2018.
(3)	Computed in accordance with Section 6(b) of the Securities Act by multiplying .0001245 by the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus may change. We may not complete the exchange offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer is not permitted.

(SUBJECT TO COMPLETION — DATED June 4, 2018)

PROSPECTUS

CAESARS ENTERTAINMENT CORPORATION

OFFER TO EXCHANGE

SHARES OF COMMON STOCK PLUS CASH

FOR

ANY AND ALL OF ITS OUTSTANDING

5.00% CONVERTIBLE NOTES DUE 2024

AND SOLICITATION OF CONSENTS TO AMEND THE CONVERTIBLE NOTES INDENTURE

Upon the terms and subject to the conditions set forth in this prospectus (as it may be supplemented and amended from time to time, and including the annexes hereto, this “prospectus”) and the accompanying letter of transmittal and consent (as it may be supplemented and amended from time to time, the “letter of transmittal and consent”), we are offering to exchange (the “exchange offer”) for each $1,000 principal amount of our 5.00% Convertible Senior Notes due 2024 (the “Convertible Notes”) that is validly tendered and not properly withdrawn prior to 5:00 p.m., New York City time, on                , 2018, unless extended or earlier terminated by us (such date and time, as the same may be extended, the “expiration date”) the following consideration (the “total exchange consideration”):

•	138.998325 shares of our common stock, which is the same number of shares of our common stock that holders are entitled to receive upon conversion of their Convertible Notes (the “fixed share consideration”); plus

•	an amount of cash equal to $ less the product of the Average VWAP multiplied by , provided that in no event will such amount be less than $ (the “variable cash consideration”).

In addition, holders will receive, in respect of their Convertible Notes that are accepted for exchange, accrued and unpaid interest to, but excluding, the exchange date (as defined herein), which is expected to be approximately $         payable in cash (the “accrued and unpaid interest”).

Throughout the exchange offer, an indicative variable cash consideration will be available at www.caesars.com and from the exchange and information agent (as defined herein), which may be contacted at one of its telephone numbers listed on the back cover of this prospectus. We will determine the final variable cash consideration promptly after the close of trading on the NASDAQ Global Select Market on                , 2018 (the “pricing date”). We will announce the final variable cash consideration no later than 4:30 p.m., New York City time, on the pricing date, and the final variable cash consideration will also be available by that time at www.caesars.com and from the exchange and information agent.

The Convertible Notes are currently convertible into shares of our common stock at a conversion rate of 0.138998325 shares per $1.00 principal amount of Convertible Notes, or a conversion price of approximately $7.19 per share of common stock. The exchange offer allows current holders of Convertible Notes to receive the same number of shares of our common stock as they would receive upon conversion of the Convertible Notes, plus the variable cash consideration and the accrued and unpaid interest, which the holders are not entitled to receive upon conversion pursuant to the terms of Convertible Notes.

The exchange offer will expire on the expiration date. You may withdraw Convertible Notes tendered in the exchange offer at any time prior to the expiration date. You must validly tender your Convertible Notes for exchange in the exchange offer on or prior to the expiration date to receive the total exchange consideration. You should carefully review the procedures for tendering Convertible Notes beginning on page 29 of this prospectus.

Concurrently with the exchange offer, we are also soliciting consents (the “consent solicitation”) from each holder of the Convertible Notes, upon the terms and conditions set forth in this prospectus and the related letter of transmittal and consent, to certain proposed amendments (the “Proposed Amendments”) to the Indenture, dated as of October 6, 2017, between Caesars Entertainment Corporation (“CEC”) and Delaware Trust Company, as trustee, (the “Trustee”), pursuant to which the Convertible Notes were issued (the “Indenture”). The Proposed Amendments will eliminate most of the restrictive covenants and certain events of default in the Indenture as further described in this prospectus under “The Proposed Amendments.”

By tendering your Convertible Notes for exchange, you will be deemed to have validly delivered your consent to the Proposed Amendments. You may not consent to the Proposed Amendments without tendering your Convertible Notes in the exchange offer and you may not tender your Convertible Notes for exchange without consenting to the Proposed Amendments. You may revoke your consent at any time prior to the expiration date by withdrawing the Convertible Notes you have tendered.

The consummation of the exchange offer and consent solicitation is subject to, and conditional upon, the satisfaction or, if permitted by law, waiver of the conditions described in this prospectus under “The Exchange Offer and Consent Solicitation — Conditions to the Exchange Offer and Consent Solicitation.” We may, at our option in our sole discretion and, if permitted by law, waive any such conditions except the condition that the registration statement of which this prospectus forms a part has been declared effective by the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”). All conditions to the exchange offer and consent solicitation must be satisfied or, if permitted by law, waived, on or prior to the expiration date.

As of June 1, 2018, $1,118,979,852 aggregate principal amount of the Convertible Notes was outstanding. The Convertible Notes are not listed for trading on any national securities exchange. Our common stock is traded on the NASDAQ Global Select Market under the symbol “CZR.” The last reported sale price of our common stock on June 1, 2018, was $12.00 per share. The shares of our common stock to be issued in the exchange offer have been approved for listing on the NASDAQ Global Select Market.

We urge you to carefully read the “Risk Factors” section beginning on page 18 of this prospectus and the “Item 1A. Risk Factors” section of our annual report on Form 10-K for the year ended December 31, 2017 filed with the SEC before you make any decision regarding the exchange offer and consent solicitation.

You must make your own decision whether to tender your Convertible Notes and deliver related consents in the exchange offer and consent solicitation and, if so, the amount of Convertible Notes to tender. Neither we, the dealer manager, the exchange and information agent nor any other person is making any recommendation as to whether or not you should tender your Convertible Notes and deliver the related consent in the exchange offer and consent solicitation.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The dealer manager for the exchange offer and consent solicitation is:

Morgan Stanley

The date of this prospectus is                , 2018

ABOUT THIS PROSPECTUS

This prospectus incorporates important business and financial information about us that is not included or delivered with this prospectus. See discussion below under “Incorporation of Certain Documents by Reference.” We will provide without charge, upon written or oral request, to the holders of the Convertible Notes, including any beneficial owner, a copy of any and all of the documents which are incorporated by reference in this prospectus but not delivered with this prospectus (other than exhibits unless such exhibits are specifically incorporated by reference in such documents). You may request a copy of these documents by writing or calling us at the address and telephone number set forth below under “Where You Can Find More Information.” To ensure timely delivery, you should make your request to us no later than five business days prior to the expiration date of the exchange offer and consent solicitation.

This prospectus is part of a registration statement on Form S-4 filed with the SEC under the Securities Act of 1933, as amended (the “Securities Act”). Before making any decision with respect to the exchange offer and consent solicitation, you should read this prospectus, the registration statement, together with the documents incorporated by reference herein and therein, as well as the letter of transmittal and consent. No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus, the registration statement and the letter of transmittal and consent. We and the dealer manager take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

Any statement included or incorporated by reference in this prospectus shall be automatically modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any document we

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subsequently file (but not furnish) with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that is incorporated by reference in this prospectus modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

In this prospectus, “CEC” refers to the parent holding company, Caesars Entertainment Corporation, exclusive of its consolidated subsidiaries and variable interest entities, unless otherwise stated or the context otherwise requires. The words “Company,” “Caesars,” “Caesars Entertainment,” “we,” “our,” and “us” refer to Caesars Entertainment Corporation, inclusive of its consolidated subsidiaries and variable interest entities, unless otherwise stated or the context otherwise requires.

If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange the securities offered by this prospectus or solicitations of consents are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the exchange offer and consent solicitation presented in this prospectus does not extend to you.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains or may contain “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements can be identified by the fact that they do not relate strictly to historical or current facts and include words such as “may,” “will,” “project,” “might,” “expect,” “believe,” “anticipate,” “intend,” “could,” “would,” “estimate,” “continue,” “present,” or “pursue,” or the negative of these words, as well as other words or expressions of similar meaning that may identify forward-looking statements. Forward-looking statements are found at various places throughout this prospectus and include, without limitation, statements relating to future actions, new projects, strategies, future performance, the outcome of contingencies such as legal proceedings, and future financial results. Forward-looking statements are necessarily estimates reflecting the best judgment of our management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to:

•	completion of the acquisition of Centaur Holdings, LLC (“Centaur”) is subject to receipt of regulatory approvals and other customary closing conditions, which may not be satisfied;

•	we may not be able to realize the anticipated benefits of our proposed acquisition of Centaur;

•	development of our announced convention center in Las Vegas and certain of our other announced projects are subject to risks associated with new construction projects, including those described below;

•	the impact of our new operating structure following Caesars Entertainment Operating Company, Inc.’s (“CEOC”) emergence from bankruptcy;

•	the effects of local and national economic, credit, and capital market conditions on the economy, in general, and on the gaming industry, in particular;

•	the effect of reductions in consumer discretionary spending due to economic downturns or other factors and changes in consumer demands;

•	the ability to realize improvements in our business and results of operations through our property renovation investments, technology deployments, business process improvement initiatives, and other continuous improvement initiatives;

•	the ability to take advantage of opportunities to grow our revenue;

•	the ability to use net operating losses to offset future taxable income as anticipated;

•	the ability to realize all of the anticipated benefits of current or potential future acquisitions;

•	the ability to effectively compete against our competitors;

•	the financial results of our consolidated businesses;

•	the impact of our substantial indebtedness, including its impact on our ability to raise additional capital in the future and react to changes in the economy, and lease obligations and the restrictions in our debt and lease agreements;

•	the ability to access available and reasonable financing or additional capital on a timely basis and on acceptable terms or at all, including our ability to refinance our indebtedness on acceptable terms;

•	the ability of our customer tracking, customer loyalty, and yield management programs to continue to increase customer loyalty and same-store or hotel sales;

•	changes in the extensive governmental regulations to which we are subject and (1) changes in laws, including increased tax rates, smoking bans, regulations, or accounting standards; (2) third-party relations; and (3) approvals, decisions, disciplines and fines of courts, regulators, and governmental authorities;

•	compliance with the extensive laws and regulations to which we are subject, including applicable gaming laws, the Foreign Corrupt Practices Act and other anti-corruption laws, and the Bank Secrecy Act and other anti-money laundering laws;

•	our ability to recoup costs of capital investments through higher revenues;

•	growth in consumer demand for non-gaming offerings;

•	abnormal gaming holds (“gaming hold” is the amount of money that is retained by the casino from wagers by customers);

•	the effects of competition, including locations of competitors, growth of online gaming, competition for new licenses, and operating and market competition;

•	our ability to protect our intellectual property rights and damages caused to our brands due to the unauthorized use of our brand names by third parties in ways outside of our control;

•	the ability to timely and cost-effectively integrate companies that we acquire into our operations;

•	not being able to realize all of our anticipated cost savings;

•	the potential difficulties in employee retention, recruitment, and motivation;

•	our ability to retain our performers or other entertainment offerings on acceptable terms or at all;

•	the risk of fraud, theft, and cheating;

•	seasonal fluctuations resulting in volatility and an adverse effect on our operating results;

•	any impairments to goodwill, indefinite-lived intangible assets, or long-lived assets that we may incur;

•	construction factors, including delays, increased costs of labor and materials, availability of labor and materials, zoning issues, environmental restrictions, soil and water conditions, weather and other hazards, site access matters, and building permit issues;

•	the impact of adverse legal proceedings and judicial and governmental body actions, including gaming legislative action, referenda, regulatory disciplinary actions, and fines and taxation;

•	acts of war or terrorist incidents (including the impact of the recent mass shooting in Las Vegas on tourism), severe weather conditions, uprisings, or natural disasters, including losses therefrom, losses in revenues and damage to property, and the impact of severe weather conditions on our ability to attract customers to certain of our facilities;

•	fluctuations in energy prices;

•	work stoppages and other labor problems;

•	our ability to collect on credit extended to our customers;

•	the effects of environmental and structural building conditions relating to our properties and our exposure to environmental liability, including as a result of unknown environmental contamination;

•	a disruption, failure, or breach of our network, information systems, or other technology, or those of our vendors, on which we are dependent;

•	risks and costs associated with protecting the integrity and security of internal, employee, and customer data;

•	access to insurance for our assets on reasonable terms;

•	the impact, if any, of unfunded pension benefits under multi-employer pension plans;

•	our ability to complete the exchange offer and consent solicitation on terms satisfactory to us; and

•	the other factors set forth under the section entitled “Item 1A. Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2017 and the “Risk Factors” section of this prospectus.

As a result of these risks and uncertainties, you are cautioned not to place undue reliance on any of the forward-looking statements included or incorporated by reference in this prospectus. These forward-looking statements speak only as of the date of this prospectus. We undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as required by law.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of these documents at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public on the SEC’s website at http://www.sec.gov. We also make available through our website (www.caesars.com) all filings of our executive officers and directors on Forms 3, 4, and 5 under Section 16 of the Exchange Act. Our Code of Business Conduct and Ethics is available on our website under the “Investor Relations” link. Reference in this document to our website address does not constitute incorporation by reference of the information contained on the website. We will provide a copy of these documents without charge to any person upon receipt of an oral or written request to:

Caesars Entertainment Corporation

One Caesars Palace Drive

Las Vegas, Nevada 89109

Attention: Corporate Secretary

Telephone: (702) 407-6000

In order to obtain timely delivery of such materials, you must request information from us no later than five business days prior to the expiration of the exchange offer and consent solicitation.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Any statement included or incorporated by reference in this prospectus shall be automatically modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in a subsequently filed document that is incorporated by reference in this prospectus modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the following documents that we have filed with the SEC (in each case excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any current report on Form 8-K):

•	our annual report on Form 10-K for the year ended December 31, 2017 (the “2017 Annual Report 10-K”) (the financial statements contained in the 2017 Annual Report 10-K have been superseded by the financial statements included in our current report on Form 8-K filed on June 1, 2018 and as such the auditors have not reissued their opinion on the financial statements contained in 2017 Annual Report 10-K).

•	our proxy statement on Schedule 14A, filed on April 10, 2018;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2018, filed on May 2, 2018 (the “2018 First Quarter 10-Q”);

•	our current report on Form 8-K filed on June 1, 2018, which presents the financial statements and certain financial information that were previously included in our 2017 Annual Report 10-K on a basis consistent with Accounting Standards Update 2014-09, Revenue from Contracts with Customers and all related amendments (collectively, “ASU 2014-09”) which we adopted and became effective on January 1, 2018; and

•	our other current reports on Form 8-K filed on February 2, 2018, February 5, 2018, April 6, 2018, April 16, 2018, May 10, 2018 and May 31, 2018.

All documents that we file with the SEC (other than any portion of such filings that are furnished under applicable SEC rules rather than filed) under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, from the date of this prospectus until the exchange offer and consent solicitation are completed, or after the date of the registration statement of which this prospectus forms a part and prior to effectiveness of the registration statement, will be deemed to be incorporated in this prospectus by reference and will be a part of this prospectus from the date of the filing of such document. Information that becomes a part of this prospectus after the date of this prospectus will automatically update and, to the extent inconsistent, replace information in this prospectus and information previously filed with the SEC.

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SUMMARY

This summary highlights selected information appearing elsewhere, or incorporated by reference, in this prospectus and is, therefore, qualified in its entirety by the more detailed information appearing elsewhere, or incorporated by reference, in this prospectus. It may not contain all the information that is important to you. We urge you to read carefully this entire prospectus and the other documents to which it refers to understand fully the terms of the exchange offer and consent solicitation. You should pay special attention to “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Our Company

Caesars Entertainment is a casino-entertainment and hospitality services provider with the world’s most diversified portfolio and facilities in more areas throughout the United States than any other participant in the gaming industry. We have established a rich history of industry-leading growth and expansion since we commenced operations in 1937. Our facilities typically include gaming offerings, food and beverage outlets, hotel and convention space, and nongaming entertainment options. In addition to our brick and mortar assets, we operate an online gaming business that provides real money games in certain jurisdictions.

CEC is primarily a holding company with no independent operations of its own. CEC operates the business primarily through its wholly owned subsidiaries CEOC, LLC (“CEOC LLC”) and Caesars Resort Collection, LLC (“CRC”).

Our Principal Executive Offices

We are a Delaware corporation, organized in 1937. Our principal executive offices are located at One Caesars Palace Drive, Las Vegas, Nevada 89109. Our telephone number is (702) 407-6000.

Purpose of Exchange Offer and Consent Solicitation

The purpose of the exchange offer and consent solicitation is to exchange any and all of the outstanding Convertible Notes, which are currently convertible into shares of our common stock, for the total exchange consideration. The exchange of Convertible Notes pursuant to the exchange offer will result in the reduction of our outstanding debt and will reduce our interest expense. See “The Exchange Offer and Consent Solicitation — Purpose, Effect and Contemplated Benefits.” We are conducting the consent solicitation to eliminate most of the restrictive covenants and certain events of default in the Indenture, which will provide us with more flexibility to undertake certain transactions currently prohibited or restricted by the Indenture.

Sources of Payment of the Total Exchange Consideration

Assuming full participation and an Average VWAP equal to $        , which was the last reported sale price of our common stock on                , 2018, we will need approximately $        million in cash to fund the cash portions of the total exchange consideration (including payment of the accrued and unpaid interest of approximately $        million on the Convertible Notes). We will use cash on hand to make these payments. The shares of our common stock to be issued in the exchange offer are available from our authorized but unissued shares of common stock.

Summary Terms of the Exchange Offer and Consent Solicitation

The material terms of the exchange offer and consent solicitation are summarized below. In addition, we urge you to read the detailed descriptions in the sections of this prospectus entitled “The Exchange Offer and Consent Solicitation” and “Description of Our Common Stock.”

Offeror	Caesars Entertainment Corporation

Securities Subject to the Exchange Offer	Any and all of our outstanding Convertible Notes. As of June 1, 2018, $1,118,979,852 aggregate principal amount of Convertible Notes remain outstanding.

Exchange Offer	Upon the terms and subject to the conditions set forth in this prospectus and the related letter of transmittal and consent, we are offering to exchange for each $1,000 principal amount of Convertible Notes validly tendered and not properly withdrawn prior to the expiration date the following total exchange consideration:

•	138.998325 shares of our common stock per $1,000 principal amount of the Convertible Notes, which is the same number of shares of our common stock that holders are entitled to receive upon conversion of their Convertible Notes (the “fixed share consideration”); plus

•	an amount of cash equal to $ less the product of the Average VWAP multiplied by , provided that in no event will such amount be less than $ (the “variable cash consideration”).

In addition, holders will receive, in respect of their Convertible Notes that are accepted for exchange, accrued and unpaid interest on such Convertible Notes to, but excluding, , 2018 (the “exchange date”). All cash amounts payable pursuant to the exchange offer will be rounded to the nearest cent. We will not issue fractional shares upon exchange. Instead, we will pay cash for such fractional shares based on the closing price per share of our common stock on the expiration date. See “The Exchange Offer and Consent Solicitation — Fractional Shares.”

Throughout the exchange offer, an indicative variable cash consideration will be available at www.caesars.com and from the exchange and information agent (as defined herein), which may be contacted at one of its telephone numbers listed on the back cover of this prospectus. We will determine the final variable cash consideration promptly after the close of trading on the NASDAQ Global Select Market on , 2018 (the “pricing date”). We will announce the final variable cash consideration no later than 4:30 p.m., New York City time, on the pricing date, and the final variable cash consideration will also be available by that time at www.caesars.com and from the exchange and information agent.

The “Average VWAP” means the sum of the Daily VWAPs (as defined below) for each day of the Averaging Period (as defined below) divided by .

The “Averaging Period” means the period of consecutive trading days beginning on , 2018 and ending on the pricing date.

The “Daily VWAP” for any trading day means the per share volume-weighted average price of our common stock on the NASDAQ Global Select Market, as displayed under the heading “Bloomberg VWAP” on Bloomberg page CZR.UW <Equity> AQR (or its equivalent successor if such page is not available), in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session of the NASDAQ Global Select Market on such trading day (or if such volume-weighted average price is unavailable, the market value of one share of our common stock on such trading day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by us). The Daily VWAP will be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours.

The Convertible Notes are currently convertible into shares of our common stock at a conversion rate of 0.138998325 shares per $1.00 principal amount of Convertible Notes, or a conversion price of approximately $7.19 per share of common stock. The exchange offer allows current holders of Convertible Notes to receive the same number of shares of our common stock as they would receive upon conversion of their Convertible Notes, plus the variable cash consideration and the accrued and unpaid interest, which the holders are not entitled to receive upon conversion pursuant to the terms of Convertible Notes.

For the purposes of determining the variable cash consideration. a “trading day” means a day during which trading in our common stock generally occurs and a last reported sale price for our common stock is provided on the NASDAQ Global Select Market or, if our common stock is not listed for trading on the NASDAQ Global Select Market, the principal other United States national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a United States national or regional securities exchange, on the principal other market on which our common stock is then traded.

For the purposes of determining the variable cash consideration, in the event that on a trading day there is a “market disruption event,” which means: (i) a failure by the primary United States national or regional securities exchange or market on which our common stock is listed or admitted to trading to open for trading during its regular trading session; or (ii) the occurrence or existence prior to 1:00 p.m.,

New York City time, on any scheduled trading day (as defined below) for our common stock of any suspension or limitation for more than one half-hour period in the aggregate during regular trading hours imposed on trading (by reason of movements in price exceeding limits permitted by the relevant stock exchange or otherwise) in our common stock or in any options, contracts or future contracts relating to our common stock, then the Daily VWAP for such trading day shall be the market value of one share of our common stock on such trading day determined, using a volume-weighted average method, to the extent practicable by a nationally recognized independent investment banking firm retained for this purpose by us.

Sample Calculation of Variable Cash Consideration	For purposes of illustration, the table below indicates the variable cash consideration (and fixed and variable components of thereof) that would be calculated on the basis of the pricing formula described above with respect to each $1,000 principal amount of Notes, assuming a range of sample Average VW APs indicated in the left-hand column. The actual Average VWAP may be higher or lower than the sample Average VWAPs below.

Sample Average VWAP	Variable Component of Variable Cash Consideration[2]	Fixed Component of Variable Cash Consideration	Illustrative Variable Cash Consideration
$
$
$

Consent Solicitation	Concurrently with the exchange offer, we are also soliciting consents from each holder of the Convertible Notes, upon the terms and subject to the conditions set forth in this prospectus and the related letter of transmittal and consent, to the Proposed Amendments to the Indenture.

The Proposed Amendments	Pursuant to the Indenture, the Proposed Amendments require the consent of the holders of a majority in aggregate principal amount of the outstanding Convertible Notes. If a majority in aggregate principal amount of the outstanding Convertible Notes is validly tendered and not properly withdrawn and accepted for exchange, we and the Trustee will enter into a supplement to the Indenture which implement the Proposed Amendments (the “Supplemental Indenture”); however, the Supplemental Indenture will provide that the Proposed Amendments will not become operative until after we have paid the total exchange consideration for all Convertible Notes that have been validly tendered and accepted for exchange. If they become operative, the Proposed Amendments will, among other

[2]	The variable component of variable cash consideration has been calculated by multiplying the applicable Average VWAP by a constant multiplier or .

things, eliminate most of the restrictive covenants and certain events of default in the Indenture.

Purpose of Exchange Offer and Consent Solicitation	The purpose of the exchange offer is to exchange any and all of the outstanding Convertible Notes, which are currently convertible into shares of our common stock, for the total exchange consideration. The exchange of Convertible Notes pursuant to the exchange offer will result in the reduction of our outstanding debt and will reduce our interest expense. The purpose of the consent solicitation is to eliminate most of the restrictive covenants and certain events of default in the Indenture, which will provide us with more flexibility to undertake certain transactions currently prohibited or restricted by the Indenture. See “The Exchange Offer and Consent Solicitation — Purpose, Effect and Contemplated Benefits.”

Expiration Date	The exchange offer and consent solicitation will expire at 5:00 p.m., New York City time, on , 2018, unless extended or earlier terminated by us.

Withdrawal; Non-Acceptance	Holders may withdraw any Convertible Notes tendered in the exchange offer (along with the related consents to the Proposed Amendments) at any time prior to 5:00 p.m., New York City time, on , 2018. In addition, if not previously returned, holders may withdraw any Convertible Notes tendered in the exchange offer that are not accepted by us for exchange after the expiration of 40 business days from , 2018. If we decide for any reason not to accept any Convertible Notes tendered for exchange, the Convertible Notes will be returned to the registered holder at our expense promptly after the expiration or termination of the exchange offer. Any withdrawn or unaccepted Convertible Notes will be credited to the tendering holder’s account at The Depository Trust Company, or DTC.

For further information regarding the withdrawal of tendered Convertible Notes, see “The Exchange Offer and Consent Solicitation — Withdrawal Rights.”

Conditions to the Exchange Offer and Consent Solicitation	The exchange offer and consent solicitation are conditioned upon:

•	the effectiveness of the registration statement of which this prospectus forms a part;

•	the other closing conditions described in “The Exchange Offer and Consent Solicitation — Conditions to the Exchange Offer and Consent Solicitation.”

Except for the effectiveness of the registration statement, we may, at our option in our sole discretion and, if permitted by law, waive any of these conditions.

The exchange offer and consent solicitation are not conditioned upon any minimum principal amount of Convertible Notes being tendered; however, the Proposed Amendments will not become effective unless a majority of the outstanding Convertible Notes are validly tendered and not properly withdrawn (along with the related consents to the Proposed Amendments) prior to the expiration date.

Procedures for Participating in the Exchange Offer and Consent Solicitation	If you are a holder of Convertible Notes and you wish to participate in the exchange offer and consent solicitation, you must transmit to Ipreo LLC, as exchange and information agent, on or prior to the expiration date of the exchange offer and consent solicitation:

(1)	either:

•	a properly completed and duly executed letter of transmittal and consent, which accompanies this prospectus, or a facsimile of the letter of transmittal and consent, including all other documents required by the letter of transmittal and consent, to the exchange and information agent at the address set forth on the cover page of the letter of transmittal and consent; or

•	a computer-generated message transmitted by means of DTC’s Automated Tender Offer Program system, or ATOP, and received by the exchange and information agent and forming a part of a confirmation of book-entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal and consent; and

(2)	a timely confirmation of book-entry transfer of your Convertible Notes into the exchange and information agent’s account at DTC pursuant to the procedure for book-entry transfers described in this prospectus under the heading “The Exchange Offer and Consent Solicitation — Procedures for Participating in the Exchange Offer and Consent Solicitation.” See “The Exchange Offer and Consent Solicitation — Procedures for Participating in the Exchange Offer and Consent Solicitation” and “The Exchange Offer and Consent Solicitation — The Depository Trust Company Book-Entry Transfer.”

Special Procedures for Beneficial Owners	If you are a beneficial owner of Convertible Notes that are held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian and you wish to tender your Convertible Notes for exchange, you should contact your intermediary entity promptly and instruct it to tender the Convertible Notes on your behalf.

Acceptance of Convertible Notes; the Common Stock; Effectiveness of Proposed Amendments	You may not consent to the Proposed Amendments without tendering your Convertible Notes in the exchange offer and you may not tender your Convertible Notes for exchange without consenting to the Proposed Amendments.

Subject to the satisfaction or, if permitted by law, waiver of the conditions to the exchange offer and consent solicitation, we will accept for exchange any and all Convertible Notes that are validly tendered prior to the expiration date and not properly withdrawn; likewise, because the act of validly tendering Convertible Notes will also constitute valid delivery of consent to the Proposed Amendments, we will also accept all consents that are validly delivered prior to the expiration date and not validly withdrawn. All Convertible Notes exchanged will be cancelled.

The total exchange consideration pursuant to the exchange offer and consent solicitation will be paid promptly following the expiration date. We will return to you any Convertible Notes that are not accepted for exchange for any reason, without expense to you, promptly after the expiration date. See “The Exchange Offer and Consent Solicitation — Acceptance of Convertible Notes for Exchange; the Common Stock; Effectiveness of Proposed Amendments.”

Consequences of Not Participating in the Exchange Offer and Consent Solicitation	Convertible Notes not exchanged in the exchange offer will remain outstanding after consummation of the exchange offer and consent solicitation and will continue to accrue interest in accordance with their terms. If a sufficiently large aggregate principal amount of Convertible Notes does not remain outstanding after the exchange offer and consent solicitation, the trading market for the remaining outstanding Convertible Notes may be less liquid, which could have an adverse effect on the market price of the Convertible Notes. In addition, if we receive the requisite consent from the holders of the Convertible Notes and the Proposed Amendments become operative, the amendments will apply to the Convertible Notes that are not acquired in the exchange offer, even though the holders of those Convertible Notes did not consent to the Proposed Amendments. See “The Exchange Offer and Consent Solicitation — Consequences of Not Participating in the Exchange Offer and Consent Solicitation.”

Certain United States Federal Income Tax Considerations	The exchange should be treated as a recapitalization for United States federal income tax purposes. Accordingly, you should not recognize loss but may recognize gain on the exchange for federal income tax purposes. See the discussion below under the caption “Certain United States Federal Income Tax Considerations.”

Brokerage Commissions	No brokerage commissions are payable by the holders of the Convertible Notes to the dealer manager, the exchange and information agent or us.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the common stock in the exchange offer and consent solicitation. The Convertible Notes surrendered and exchanged for common stock will be retired and cancelled.

No Appraisal Rights	Holders of Convertible Notes have no appraisal rights in connection with the exchange offer and consent solicitation.

Market Trading	The Convertible Notes are not listed for trading on any national securities exchange. Our common stock is traded on the NASDAQ Global Select Market under the symbol “CZR.” The last reported sale price of our common stock on June 1, 2018 was $12.00 per share. The shares of our common stock to be issued in the exchange offer have been approved for listing on the NASDAQ Global Select Market.

Dealer Manager	Morgan Stanley& Co. LLC is serving as dealer manager in connection with the exchange offer and consent solicitation.

Exchange and Information Agent	Ipreo LLC is serving as exchange agent and information agent (the “exchange and information agent”) in connection with the exchange offer and consent solicitation.

No Recommendation	None of CEC, the dealer manager, the exchange and information agent, the Trustee or any other person is making any recommendation in connection with the exchange offer and consent solicitation as to whether any holder of Convertible Notes should tender or refrain from tendering all or any portion of their Convertible Notes (and in so doing, consent to the adoption of the Proposed Amendments to the Indenture), and no one has been authorized by any of them to make such a recommendation.

Further Information	If you have questions about the terms of the exchange offer and consent solicitation, please contact the dealer manager. If you have questions regarding the procedures for tendering Convertible Notes in the exchange offer and delivering consents to the Proposed Amendments, or require assistance in participating in the exchange offer and consent solicitation, please contact the exchange and information agent. The contact information for the dealer manager and the exchange and information agent are set forth on the back cover page of this prospectus. See also “Where You Can Find Additional Information.”

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER AND CONSENT SOLICITATION

These answers to questions that you may have as a holder of our Convertible Notes are highlights of selected information included elsewhere or incorporated by reference in this prospectus. To fully understand the exchange offer and consent solicitation and the other considerations that may be important to your decision about whether to participate, you should carefully read this prospectus in its entirety, including the section entitled “Risk Factors,” as well as the information incorporated by reference in this prospectus and the letter of transmittal and consent. See “Incorporation by Reference.” For further information about us, see the section of this prospectus entitled “Where You Can Find More Information.”

Why are you making the exchange offer and consent solicitation?

We are making the exchange offer to reduce our outstanding debt and interest expense. The exchange offer allows current holders of Convertible Notes to receive the total exchange consideration (which includes the fixed share consideration and the variable cash consideration) as well as the accrued and unpaid interest on their Convertible Notes. We are conducting the consent solicitation in order to eliminate most of the restrictive covenants and certain events of default in the Indenture, which will provide us with more flexibility to undertake certain transactions currently prohibited or restricted by the Indenture.

What aggregate principal amount of Convertible Notes is being sought in the exchange offer?

We are offering the total exchange consideration and the accrued and unpaid interest in exchange for any and all of our outstanding Convertible Notes. As of June 1, 2018, $1,118,979,852 aggregate principal amount of Convertible Notes was outstanding.

What will I receive in the exchange offer if I tender my Convertible Notes and they are accepted?

For each $1,000 principal amount of Convertible Notes that you validly tender and do not withdraw prior to the expiration date and we accept for exchange, you will receive the following total exchange consideration:

•	138.998325 shares of our common stock, which is the same number of shares of our common stock that holders are entitled to receive upon conversion of their Convertible Notes; plus

•	an amount of cash equal to $ less the product of the Average VWAP multiplied by , provided that in no event will such amount be less than $ .

In addition, you will receive, in respect of your Convertible Notes that are accepted for exchange, accrued and unpaid interest on such Convertible Notes to, but excluding, the exchange date. All cash amounts payable pursuant to the exchange offer will be rounded to the nearest cent.

We will not issue fractional shares of common stock upon exchange of the Convertible Notes in the exchange offer. Instead, we will pay cash for all fractional shares based upon the closing price per share of our common stock on the expiration date. See “The Exchange Offer and Consent Solicitation — Fractional Shares.”

Your right to receive the total exchange consideration, plus accrued and unpaid interest on your Notes in the exchange offer and consent solicitation is subject to all of the conditions set forth in this prospectus and the related letter of transmittal and consent.

Is there a minimum variable cash consideration that will be paid in the exchange offer?

Yes. In no event will the variable cash consideration paid in the exchange offer for any Convertible Notes validly tendered and not properly withdrawn prior to 12:00 midnight, New York City time, on the expiration date be less

than $         per $1,000 principal amount of Convertible Notes. If the pricing formula described above would result in variable cash consideration that is less than $         per $1,000 principal amount of Convertible Notes, subject to the other terms and conditions described in this prospectus, we will pay a purchase price equal $         per $1,000 principal amount of Convertible Notes validly tendered and not properly withdrawn prior to the expiration date. See “The Exchange Offer and Consent Solicitation — Terms of the Exchange Offer and Consent Solicitation.”

How does the total exchange consideration I will receive, if I exchange my Convertible Notes in the exchange offer, compare to the payments I would receive on the Convertible Notes if I do not exchange now?

If you do not tender Convertible Notes for exchange pursuant to the exchange offer, you will continue to receive semi-annual cash interest payments at the rate of 5.00% per annum. Interest payments are made on April 1 and

October 1 of each year until October 1, 2024, the maturity date of the Convertible Notes, or until such earlier time as the Convertible Notes may be repurchase by us at the option of any holders pursuant to a Fundamental Change Purchase Offer (as defined in the Indenture).

You will also continue to have the right to receive the payment in cash of the principal amount of your Convertible Notes on the maturity date (assuming the Convertible Notes are not previously mandatorily converted to shares of our common stock after October 1, 2020 at the option of the Company pursuant to its rights under Section 10.13 of the Indenture) or to convert your Convertible Notes into common stock at any time on or prior to the second business day immediately preceding the maturity date of the Convertible Notes in accordance with their terms and the terms of the Indenture. If you decide not to participate in the exchange offer and consent solicitation and instead subsequently elect to convert your Convertible Notes in accordance with the terms of the Indenture and the Convertible Notes, you will receive only shares of common stock at the conversion rate of 0.138998325 per $1.00 principal amount of Convertible Notes; and you would not receive the variable cash consideration or any accrued and unpaid interest on your Convertible Notes. If, however, you participate in the exchange offer and consent solicitation, you will receive the total exchange consideration described above, which includes the fixed share consideration, the variable cash consideration and accrued and unpaid interest thereof.

What other rights will I lose if I exchange my Convertible Notes in the exchange offer?

If you validly tender all of your Convertible Notes and we accept them for exchange, you will receive the total exchange consideration as described above in exchange for your Convertible Notes; you will no longer be a holder of Convertible Notes and, as a result, you will lose all of the rights of a holder of Convertible Notes, including:

•	as described above, you will no longer be entitled to receive semi-annual payments of interest or the payment of principal at maturity of the Convertible Notes; and

•	you will no longer have the rights of a holder of Convertible Notes upon the occurrence of a Fundamental Change (as defined in the Indenture), including (i) the right to have the conversion rate of your Convertible Notes increased by the Make-Whole Applicable Increase (as defined in the Indenture) if you tender your Convertible Notes for conversion during the Make-Whole Conversion Period (as defined in the Indenture) or (ii) the right to have your Convertible Notes repurchased by us for cash at a purchase price equal to par plus accrued and unpaid interest.

In addition, as a holder of shares of our common stock, you will be an equity holder and no longer a creditor of our company; in the event of any bankruptcy, liquidation or wind-up of our company, our creditors, including holders of Convertible Notes, would be entitled to be paid in full from the proceeds of our assets before any such assets or proceeds are made available for distribution to our equity holders.

May I exchange only a portion of the Convertible Notes that I hold?

Yes. You do not have to exchange all of your Convertible Notes to participate in the exchange offer and consent solicitation. However, you may only tender Convertible Notes for exchange in minimum principal amount denominations of $100.00 and integral multiples of $1.00 in excess thereof. The total exchange consideration is expressed in terms of $1,000 principal amount of Convertible Notes. Holders that validly tender their Convertible Notes in a principal amount that is less than $1,000, but more than the minimum denomination of $100.00, and that are accepted for exchange by us, will receive the prorated portion of total exchange consideration.

If the exchange offer and consent solicitation are consummated and I do not participate in the exchange offer and consent solicitation or I do not exchange all of my Convertible Notes in the exchange offer, how will my rights and obligations under my remaining outstanding Convertible Notes be affected?

If you continue to hold any Convertible Notes following the consummation of the exchange offer and consent solicitation, your rights as a holder of Convertible Notes will change only if the Proposed Amendments become effective. The Proposed Amendments will eliminate most of the restrictive covenants and certain events of default contained in the Indenture. For a description of the Proposed Amendments, see the discussion under the caption “The Proposed Amendments” in this prospectus. The Proposed Amendments will only become effective if and when (i) we receive the consent from holders representing a majority of the outstanding principal amount of the Convertible Notes, (ii) we and the Trustee enter into the Supplemental Indenture and (iii) we accept and pay the total exchange consideration for all Convertible Notes that have been validly tendered and not properly withdrawn prior to the expiration date. In addition, if a sufficiently large aggregate principal amount of Convertible Notes does not remain outstanding after the exchange offer and consent solicitation, the trading market for the remaining outstanding principal amount of Convertible Notes may be less liquid, which could have an adverse effect on the market price of the Convertible Notes.

What do you intend to do with the Convertible Notes that are converted in the exchange offer?

Convertible Notes accepted for exchange by us in the exchange offer will be cancelled.

What are the Proposed Amendments?

The Proposed Amendments will eliminate the following restrictive covenants in the Indenture:

•	Section 4.02 Reports and Other Information;

•	Section 4.03 Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;

•	Section 4.04 Limitation on Restricted Payments;

•	Section 4.05 Dividend and Offer Payment Restrictions Affecting Subsidiaries;

•	Section 4.06 Asset Sales;

•	Section 4.07 Transactions with Affiliates;

•	Section 4.09 Compliance Certificate;

•	Section 4.10 Further Instruments and Acts;

•	Section 4.12 Liens;

•	Section 4.13 Business Activities;

•	Section 4.15 Payments for Consents;

•	Section 4.16 Covenant Suspension;

•	Section 4.17 Taxes;

•	Section 4.18 Designation of Restricted and Unrestricted Subsidiaries; and

•	Clauses (iii) and (iv) of Section 5.01 When Issuer May Merge or Transfer Assets.

The Proposed Amendments will also eliminate clauses (d) and (g) of the definition of “Events of Default” under Section 6.01 Events of Default in the Indenture. The Supplemental Indenture giving effect to the Proposed Amendments will also make conforming changes to the Indenture to eliminate or modify definitions and cross references due to the Proposed Amendments.

The elimination or modification of the restrictive covenants contemplated by the Proposed Amendments would, among other things, permit us and our subsidiaries to take actions that could be adverse to the interests of the holders of the outstanding Convertible Notes. See “The Proposed Amendments.”

What consents are required to effect the Proposed Amendments and consummate the exchange offer and consent solicitation?

In order for the Proposed Amendments to be adopted, holders of a majority in aggregate principal amount of the outstanding Convertible Notes must consent to the Proposed Amendments, and those consents must be received and not withdrawn prior to the expiration date.

May I tender my Convertible Notes in the exchange offer without delivering a consent in the consent solicitation?

No. By tendering your Convertible Notes for exchange, you will be deemed to have validly delivered your consent to the Proposed Amendments, as further described under “The Proposed Amendments.” You may not consent to the Proposed Amendments without tendering your Convertible Notes in the exchange offer, and you may not tender your Convertible Notes for exchange without consenting to the Proposed Amendments. You also may not consent to only some of the Proposed Amendments. By tendering your Convertible Notes and delivering your consent in the exchange offer and consent solicitation, you will be consenting to all of the Proposed Amendments.

When will the Proposed Amendments become operative?

If we receive the requisite consent from the holders of the Convertible Notes before the expiration date, then promptly following the expiration date, we will enter into the Supplemental Indenture with the Trustee, which will become effective upon its execution and delivery. However, the Proposed Amendments will not become operative until after we have paid the total exchange consideration for all Convertible Notes that have been validly tendered and accepted for exchange.

Are you making a recommendation regarding whether I should participate in the exchange offer and consent solicitation?

None of us, the dealer manager, the exchange and information agent, the Trustee, or any of their or our respective officers, directors or affiliates is making any recommendation as to whether you should tender your Convertible Notes for exchange and deliver related consents to the Proposed Amendments in the exchange offer and consent solicitation. Accordingly, you must make your own determination as to whether to tender your Convertible Notes for exchange and deliver the related consents in the exchange offer and consent solicitation and, if so, the amount of Convertible Notes to tender. Before making your decision, we urge you to read this prospectus carefully in its entirety, including the information set forth in the section of this prospectus entitled “Risk Factors,” and the other documents incorporated by reference in this prospectus, as well as the related letter of transmittal and consent.

Will the common stock to be issued in the exchange offer be freely tradable?

Yes. The shares of our common stock to be issued in the exchange offer will have been registered pursuant to an effective registration statement under the Securities Act and approved for listing on the NASDAQ Global Select Market under the symbol “CZR.” Generally, the common stock you receive in the exchange offer will be freely tradable, unless you are considered an “affiliate” of ours, as that term is defined under the Securities Act. For more information regarding the market for our common stock, see the section of this prospectus entitled “Price Range of Our Common Stock.”

What are the conditions to the exchange offer and consent solicitation?

The exchange offer and consent solicitation are conditioned upon:

•	the effectiveness of the registration statement of which this prospectus forms a part; and

•	the other closing conditions described in “The Exchange Offer and Consent Solicitation — Conditions of the Exchange Offer and Consent Solicitation.”

Except for the effectiveness of the registration statement, we may, at our option in our sole discretion and, if permitted by law, waive any of these conditions. The exchange offer and consent solicitation are not conditioned upon any minimum principal amount of Convertible Notes being tendered; however, the Proposed Amendments will not become effective unless a majority of the outstanding Convertible Notes are validly tendered and not properly withdrawn (along with the related consents to the Proposed Amendments) prior to the expiration date.

How will fluctuations in the trading price of our common stock affect the total exchange consideration offered to holders of Convertible Notes?

The last reported sale price of our common stock on June 1, 2018 was $12.00 per share. At present, the Convertible Notes are convertible at a conversion rate of 0.138998325 shares per $1.00 principal amount of Convertible Notes, which is equivalent to a conversion price of approximately $7.19 per share. The fixed share consideration of the total exchange consideration represents the same number of shares of our common stock that you would receive upon conversion of your Convertible Notes. The number of shares of common stock you would receive as part of the total exchange consideration in the exchange offer will not vary based on the trading price of our common stock. Therefore, if the market price of our common stock declines, the market value of the shares of common stock you would receive in the exchange for your Convertible Notes will also decline. However, the trading price of our common stock during the Averaging Period will have an impact on the amount of the variable cash consideration you will receive as part of the total exchange consideration for any Convertible Notes that are validly tendered and accepted for exchange. The variable cash amount is an amount of cash equal to $             less the product of the Average VWAP multiplied by             , provided that in no event will such amount be less than $            . Therefore, a higher trading price of our common stock during the Averaging Period will result in a higher Average VWAP which, in turn, will result in a lower amount of variable cash consideration.

The trading price of our common stock could fluctuate depending upon any number of factors, including those specific to us and those that influence the trading prices of equity securities generally. See “Risk Factors — Risks Related to the Exchange Offer — The price of our common stock may fluctuate significantly, which could negatively affect us and holders of our common stock.”

How will you fund the cash portion of the total exchange consideration?

Assuming full participation and an Average VWAP equal to $        , which was the last reported sale price of our common stock on                , 2018, we will need approximately $         million in cash to fund the cash portions of the total exchange consideration (including payment of the accrued and unpaid interest of approximately $         million on the convertibles notes). We will use cash on hand to make these payments.

When does the exchange offer and consent solicitation expire?

The exchange offer and consent solicitation will expire at 5:00 p.m., New York City time, on                , 2018, unless extended or earlier terminated by us.

Under what circumstances can the exchange offer and consent solicitation be extended, amended or terminated?

We reserve the right to extend the exchange offer and consent solicitation for any reason at all. We also expressly reserve the right, at any time or from time to time, to amend the terms of the exchange offer and consent solicitation in any respect prior to the expiration date of the exchange offer and consent solicitation. Further, we may be required by law to extend the exchange offer and consent solicitation if we make a material change in the terms of the exchange offer and consent solicitation or in the information contained in this prospectus or waive a material condition to the exchange offer and consent solicitation. During any extension of the exchange offer and consent solicitation, Convertible Notes that were previously tendered for exchange, and consents that were previously delivered, and, in each case, not validly withdrawn will remain subject to the exchange offer.

We reserve the right, in our sole and absolute discretion, to terminate the exchange offer and consent solicitation at any time prior to the expiration date of the exchange offer and consent solicitation if any condition to the exchange offer and consent solicitation is not met. If the exchange offer and consent solicitation are terminated, no Convertible Notes will be accepted for exchange and any Convertible Notes that have been tendered for exchange will be returned to the holder promptly after the termination. For more information regarding our right to extend, amend or terminate the exchange offer, see the section of this prospectus entitled “The Exchange Offer and Consent Solicitation — Expiration Date; Extension, Termination; Amendment.”

How will I be notified if the exchange offer and consent solicitation are extended, amended or terminated?

We will issue a press release or otherwise publicly announce any extension, amendment or termination of the exchange offer and consent solicitation. In the case of an extension, we will promptly make a public announcement by issuing a press release no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date of the exchange offer and consent solicitation. For more information regarding notification of extensions, amendments or the termination of the exchange offer and consent solicitation, see the section of this prospectus entitled “The Exchange Offer and Consent Solicitation — Expiration Date; Extension, Termination; Amendment.”

What risks should I consider in deciding whether or not to tender my Convertible Notes and deliver related consents to the Proposed Amendments?

In deciding whether to participate in the exchange offer and consent solicitation, you should carefully consider the discussion of risks and uncertainties affecting our business, the Convertible Notes and our common stock that are described in the section of this prospectus entitled “Risk Factors,” and in the section entitled “Item 1A Risk Factors” of our 2017 Annual Report 10-K, which is incorporated by reference in this prospectus.

What are the material U.S. federal income tax considerations of my participating in the exchange offer and consent solicitation?

Please see the section of this prospectus entitled “Certain United States Federal Income Tax Considerations.” You should consult your own tax advisor for a full understanding of the tax considerations of participating in the exchange offer and consent solicitation.

How will the exchange offer and consent solicitation affect the trading market for the Convertible Notes that are not exchanged?

The Convertible Notes are not listed on any national securities exchange and there is no established trading market for these notes. If a sufficiently large aggregate principal amount of the Convertible Notes does not remain outstanding after consummation of the exchange offer and consent solicitation, the trading market for the Convertible Notes that remain outstanding may become even less liquid and more sporadic, and market prices may fluctuate significantly depending on the volume of trading in the Convertible Notes. In such an event, your ability to sell your Convertible Notes not tendered in the exchange offer may be impaired. See “Risk Factors — Risks Related to Holding Convertible Notes after the Exchange Offer — The liquidity of any trading market that currently exists for the Convertible Notes may be adversely affected by the exchange offer and consent solicitation and holders of Convertible Notes who fail to tender their Convertible Notes may find it more difficult to sell their Convertible Notes.”

Are your financial condition and results of operations relevant to my decision to tender my Convertible Notes for exchange in the exchange offer and deliver my consents to the Proposed Amendments?

Yes. The price of our common stock and the Convertible Notes are closely linked to our financial condition and results of operations. For information about the accounting treatment of the exchange offer and consent solicitation, see the section of this prospectus entitled “The Exchange Offer and Consent Solicitation — Accounting Treatment.”

Are any Convertible Notes held by your directors or officers?

As of June 1, 2018, affiliates of Apollo Global Management, LLC (together with such affiliates, “Apollo”) beneficially owned approximately $14,437,000 of Convertible Notes. Mr. David Sambur, a member of our board of directors, is a Senior Partner of Apollo and was originally appointed to our board of directors as a result of his relationship with Apollo. Mr. Sambur disclaims beneficial ownership of any Convertible Notes held by Apollo.

Will you receive any cash proceeds from the exchange offer and consent solicitation?

No. We will not receive any cash proceeds from the exchange offer and consent solicitation.

How do I tender my Convertible Notes for exchange in the exchange offer?

If you beneficially own Convertible Notes that are held in the name of a broker or other nominee and wish to tender such Convertible Notes, you should promptly instruct your broker or other nominee to tender on your behalf. To tender in the exchange offer, a holder must:

(1) either:

•	properly complete, duly sign and date the letter of transmittal and consent, or a facsimile of the letter of transmittal and consent, have the signature on the letter of transmittal and consent guaranteed if the letter of transmittal and consent so requires and deliver the letter of transmittal and consent or facsimile together with any other documents required by the letter of transmittal and consent, to the exchange and information agent prior to the expiration date; or

•	instruct DTC to transmit on behalf of the holder a computer-generated message to the exchange and information agent in which the holder of the Convertible Notes acknowledges and agrees to be bound by the terms of the letter of transmittal and consent, which computer-generated message shall be received by the exchange and information agent prior to 5:00 p.m., New York City time, on the expiration date, according to the procedure for book-entry transfer described below; and

(2) deliver to the exchange and information agent prior to the expiration date confirmation of book-entry transfer of the holder’s Convertible Notes into the exchange and information agent’s account at DTC pursuant to the procedure for book-entry transfers described in this prospectus under the heading “The Exchange Offer and Consent Solicitation — Procedures for Participating in the Exchange Offer and Consent Solicitation.”

For more information regarding the procedures for exchanging your Convertible Notes, see the section of this prospectus entitled “The Exchange Offer and Consent Solicitation — Procedures for Participating in the Exchange Offer and Consent Solicitation” and “The Exchange Offer and Consent Solicitation — The Depository Trust Company Book-Entry Transfer.”

What happens if some or all of my Convertible Notes are not accepted for exchange?

If we decide not to accept some or all of your Convertible Notes because of an invalid tender, the failure to satisfy any of the conditions of the exchange offer and consent solicitation set forth in this prospectus or otherwise, the Convertible Notes not accepted by us will be returned to you, at our expense, promptly after the expiration or termination of the exchange offer and consent solicitation by book entry transfer into an account with DTC specified by you. For more information, see the section of this prospectus entitled “The Exchange Offer and Consent Solicitation — Withdrawal Rights.”

Until when may I withdraw Convertible Notes previously tendered for exchange? Until when may I revoke the consent related to my Convertible Notes after I deliver it?

If not previously returned, you may withdraw Convertible Notes (and revoke the related consents to the Proposed Amendments) that were previously tendered for exchange at any time until the expiration date of the exchange offer and consent solicitation. In addition, you may withdraw any Convertible Notes that you tender that are not accepted for exchange by us after the expiration of 40 business days from                , 2018, if such Convertible Notes have not been previously returned to you. For more information, see the section of this prospectus entitled “The Exchange Offer and Consent Solicitation — Withdrawal Rights.”

How do I withdraw Convertible Notes previously tendered for exchange in the exchange offer?

For a withdrawal to be effective, the exchange and information agent must receive a computer generated notice of withdrawal, transmitted by DTC on behalf of the holder in accordance with the standard operating procedure of DTC or a written notice of withdrawal, sent by facsimile transmission, receipt confirmed by telephone, or letter, before the expiration date. For more information regarding the procedures for withdrawing these notes, see the section of this prospectus entitled “The Exchange Offer and Consent Solicitation — Withdrawal Rights.”

Will I have to pay any fees or commissions if I tender my Convertible Notes for exchange in the exchange offer?

If your Convertible Notes are held through a broker or other nominee who tenders the Convertible Notes on your behalf , your broker may charge you a commission for doing so. You should consult with your broker or nominee to determine whether any charges will apply. Otherwise, you will not be required to pay any fees or commissions to us, the dealer manager or the exchange and information agent in connection with the exchange offer.

With whom may I talk if I have questions about the exchange offer and consent solicitation?

If you have questions regarding the terms of the exchange offer and consent solicitation, please contact the dealer manager, Morgan Stanley & Co. LLC., toll-free at (855) 483 0952. If you have questions regarding the procedures for tendering your Convertible Notes for exchange and delivering related consents to the Proposed Amendments in the exchange offer and consent solicitation, please contact Ipreo LLC, the exchange and information agent, toll-free at (888) 593-9546. You may also write to both of these entities at one of their respective addresses set forth on the back cover of this prospectus.

RISK FACTORS

Before deciding whether to participate in the exchange offer and consent solicitation, you should consider carefully the information under the heading “Item 1A. Risk Factors” in our 2017 Annual Report 10-K and the following risk factors. You should also carefully consider the other information included in this prospectus, together with the documents incorporated by reference herein. Such risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. These risk factors are not necessarily presented in the order of importance or probability of occurrence. If any of the described risks actually occurs, it could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a partial or complete loss of your investment.

Risks Related to the Exchange Offer and Consent Solicitation

The price of our common stock may fluctuate significantly, which could negatively affect us and holders of our common stock.

The trading price of our common stock may fluctuate significantly in response to a number of factors, many of which are beyond our control. For instance, if our financial results are below the expectations of securities analysts and investors, the market price of our common stock could decrease, perhaps significantly. Other factors that may affect the market price of our common stock include:

•	announcements relating to significant corporate transactions;

•	fluctuations in our quarterly financial results;

•	operating and stock price performance of companies that investors deem comparable to us; and

•	changes in government regulation or proposals relating to us or the hotel or gaming industries.

In addition, the U.S. securities markets have experienced significant price and volume fluctuations. These fluctuations often have been unrelated to the operating performance of companies in these markets. Market fluctuations and broad market, economic and industry factors may negatively affect the price of our common stock, regardless of our operating performance. The market price of our common stock could also be affected by additional sales of our common stock. See “Future sales of our common stock in the public market could adversely affect the trading price of our common stock and our ability to raise funds in new equity offerings.”

The number of shares of common stock you would receive as part of the total exchange consideration in the exchange offer will not vary based on the trading price of our common stock. Therefore, if the market price of our common stock declines, the market value of the shares of common stock you would receive in the exchange for your Convertible Notes will also decline. However, the trading price of our common stock during the Averaging Period will have an impact on the amount of the variable cash consideration you will receive as part of the total exchange consideration for any Convertible Notes that are validly tendered and accepted for purchase. Therefore, a higher trading price of our common stock during the Averaging Period will result in a higher Average VWAP which, in turn, will result in a lower amount of variable cash consideration.

Upon consummation of the exchange offer and consent solicitation, holders who validly tender all of their Convertible Notes that are accepted for exchange will lose their rights under the Convertible Notes, including, without limitation, their rights to future interest and principal payments and their rights as our creditor.

If you validly tender all of your Convertible Notes in this exchange offer and your Convertible Notes are accepted for exchange, you will be surrendering your Convertible Notes in exchange for the total exchange consideration which consists of shares of our common stock and cash. As a result, you will be giving up all of your rights as a holder of Convertible Notes, including, without limitation:

•	you will no longer be entitled to receive semi-annual payments of interest or the payment of principal at maturity of the Convertible Notes; and

•	you will no longer have the rights of a holder of Convertible Notes upon the occurrence of a Fundamental Change (as defined in the Indenture), including (i) the right to have the conversion rate of your Convertible Notes increased by the Make-Whole Applicable Increase (as defined in the Indenture) if you tender your Convertible Notes for conversion during the Make-Whole Conversion Period (as defined in the Indenture) or (ii) the right to have your Convertible Notes repurchased by us for cash at a purchase price equal to par plus accrued and unpaid interest.

In addition, you will no longer be a creditor of our company. The shares of common stock that are issued as part of the total exchange consideration will be junior in right of payment to claims of our creditors. In the event of any bankruptcy, liquidation or winding-up of our company, our creditors, including holders of Convertible Notes, would be entitled to be paid in full from the proceeds of our assets before any such assets or proceeds are made available for distribution to our equity holders.

Future sales of our common stock in the public market could adversely affect the trading price of our common stock and our ability to raise funds in new equity offerings.

Sales by us or our shareholders of a substantial number of shares of our common stock in the public markets following this exchange offer and consent solicitation, or the perception that these sales might occur, could cause the market price of our common stock to decline or could impair our ability to raise capital through a future sale of our equity securities.

The exchange offer and consent solicitation may be cancelled or delayed.

The consummation of the exchange offer and consent solicitation is subject to, and conditional upon the satisfaction or, if permitted by law, waiver of the conditions specified herein. Even if the exchange offer and consent solicitation are completed, the exchange offer and consent solicitation may not be completed on the schedule described in this prospectus. Accordingly, holders participating in the exchange offer and consent solicitation may have to wait longer than expected to receive their total exchange consideration.

We may issue preferred stock with terms that could adversely affect the voting power or value of our common stock.

Our board of directors has the authority to cause us to issue, without any further vote or action by the stockholders, shares of preferred stock, par value $0.01 per share, in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might afford holders of preferred stock the right to elect some number of our directors in all events or upon the occurrence of specified events or the right to vote on specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of our common stock.

Our board of directors has not made a recommendation as to whether or not you should tender your Convertible Notes for exchange and deliver related consents to the Proposed Amendments in the exchange offer and consent solicitation, and we have not obtained a third-party determination that the exchange offer and consent solicitation are fair to holders of our Convertible Notes.

Our board of directors has not made, and will not make, any recommendation as to whether or not you should tender your Convertible Notes for exchange and deliver related consents to the Proposed Amendments in the exchange offer and consent solicitation. We have not retained any unaffiliated representative to act solely on behalf of the holders of the Convertible Notes for purposes of negotiating the terms of this exchange offer and the consent solicitation, or preparing a report or making any recommendation concerning the fairness of this exchange offer and consent solicitation.

Risks Related to Holding Convertible Notes after the Exchange Offer

The Proposed Amendments will afford reduced protection to remaining holders of Convertible Notes.

If we receive the requisite consent from the holders of the Convertible Notes and the Proposed Amendments become operative, the covenants and certain other terms of the Indenture governing the Convertible Notes will be less restrictive and will afford reduced protection to holders of Convertible Notes compared to the covenants and other provisions currently contained in the Indenture.

The Proposed Amendments would, among other things, eliminate most of the restrictive covenants and certain events of default in the Indenture. If the Proposed Amendments become operative, holders of any Convertible Notes that remain outstanding will be bound by the Proposed Amendments even if they did not consent to the Proposed Amendments. These amendments will permit us to take certain actions previously prohibited or restricted by the Indenture, including, but not limited to: incurring additional indebtedness, including secured indebtedness; paying dividends or distributing assets to our shareholders; repurchasing our capital stock; making investments; entering into transactions with affiliates; selling assets; and merging or consolidating with other entities. Any of these actions could increase the credit risk with respect to us, might adversely affect the market price of the Convertible Notes or otherwise be adverse to the interests of the holders of the Convertible Notes. See “The Proposed Amendments.”

The liquidity of any trading market that currently exists for the Convertible Notes may be adversely affected by the exchange offer and consent solicitation and any holders who fail to tender their Convertible Notes may find it more difficult to sell their Convertible Notes.

There is currently a limited trading market for the Convertible Notes. To the extent that Convertible Notes are tendered and accepted for exchange in the exchange offer, the trading market for the remaining Convertible Notes will be even more limited or may cease altogether. A debt security with a small outstanding aggregate principal amount or “float” may command a lower price than would a comparable debt security with a larger float. Therefore, the market price for the unexchanged Convertible Notes may be adversely affected. The reduced float may also make the trading prices of the Convertible Notes more volatile.

If you hold Convertible Notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold Convertible Notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting the common stock. You will only be entitled to rights on the common stock if and when we deliver shares of common stock to you upon conversion of your Convertible Notes. For example, in the event that an amendment is proposed to our Code of Business Conducts and Ethics or Certificate of Incorporation requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to your conversion of Convertible Notes, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock or other classes of capital stock.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the common stock in the exchange offer and consent solicitation. The Convertible Notes surrendered and exchanged for common stock will be retired and cancelled.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our ratios of earnings to fixed charges for the periods indicated:

Three Months Ended March 31, 2018	Years Ended December 31,
	2017	2016	2015	2014 (1)	2013 (1)
—	—	—	8.9	—	—

(1)	The ratios for years ended December 31, 2013 and 2014 have not been recast for our adoption of ASU 2014-09, and, therefore, are not comparable to the ratios for the years ended December 31, 2015 through 2017 and for the three months ended March 31, 2018.

For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges (excluding capitalized interest), excluding equity in undistributed earnings of less-than-50%-owned investments. Fixed charges include interest whether expensed or capitalized, amortization of debt expense, discount or premium related to indebtedness and such portion of rental expense we deem to be representative of interest. As required by the rules which govern the computation of this ratio, both earnings and fixed charges are adjusted where appropriate to include the financial results for our nonconsolidated majority-owned subsidiaries. The method for calculating fixed charges for purposes of the ratio disclosed herein may differ from the method of calculating fixed charges under our debt agreements. Our earnings were insufficient to cover our fixed charges by $23 million, $2,360 million, $6,097 million, $3,167 million, and $4,272 million for the three months ended March 31, 2018 and the years ended December 31, 2017, December 31, 2016, December 31, 2014 and December 31, 2013, respectively.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock trades on the NASDAQ Global Select Market under the ticker symbol “CZR.” The following table sets forth the high and low sales prices for our common stock on the NASDAQ Global Select Market for each quarter during 2017 and 2016, and for the first and second quarters of 2018 through the date indicated below.

2016	High	Low
First Quarter	$9.64	$5.65
Second Quarter	8.86	6.24
Third Quarter	10.84	5.39
Fourth Quarter	8.50	6.70

2017	High	Low
First Quarter	$10.50	$8.18
Second Quarter	13.05	9.20
Third Quarter	13.45	10.95
Fourth Quarter	13.60	11.60

2018	High	Low
First Quarter	$14.50	$10.65
Second Quarter (through June 1, 2018)	$13.54	$10.48

As of June 1, 2018, there were 697,586,569 shares of our common stock issued and outstanding that were held by approximately 975 stockholders of record.

To date, we have not paid a cash dividend. Certain of debt agreements have covenants restricting or limiting our ability to, among other things, pay dividends on or make distributions in respect of our capital stock or make other restricted payments.

CAPITALIZATION

The following table shows our cash and cash equivalents and our consolidated capitalization as of March 31, 2018 on a historical basis and on an as adjusted basis to give effect to the consummation of the exchange offer and consent solicitation assuming all outstanding Convertible Notes are exchanged for the total exchange consideration and reflecting the estimated expenses of the exchange offer and consent solicitation.

This table should be read in conjunction with our consolidated financial statements, which are incorporated by reference in this prospectus from our 2018 First Quarter 10-Q.

	As of March 31, 2018
(In millions)	Actual	As Adjusted
Cash and cash equivalents (1)	$2,485	$

Debt:
CRC Revolving Credit Facility (2)	$—	$
CRC Term Loan	4,608
CEOC LLC Revolving Credit Facility (3)	—
CEOC LLC Term Loan	1,494
5.00% Convertible Notes due 2024	1,078
CRC Notes	1,665
Special Improvement District Bonds	56

Total debt, including current portion	8,901
Stockholders’ equity (4)	3,302

Total capitalization	$12,203	$

(1)	Excludes restricted cash of $157 million.
(2)	On December 22, 2017, CRC entered into a senior secured credit facility which includes a $1.0 billion five-year revolving credit facility (the “CRC Revolving Credit Facility”). As of March 31, 2018, no amounts were outstanding under the CRC Revolving Credit Facility and approximately $100,000 was committed to outstanding letters of credit.
(3)	On October 6, 2017, we assumed debt that was issued in connection with CEOC’s emergence from bankruptcy including a $200 million revolving credit facility (the “CEOC LLC Revolving Credit Facility”). As of March 31, 2018, no borrowings were outstanding under the CEOC LLC Revolving Credit Facility and approximately $50 million was committed to outstanding letters of credit.
(4)	As adjusted common stock for the exchange offer and consent solicitation will increase shares outstanding to approximately million shares.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents our selected historical consolidated financial data. The selected financial data for the three months ended March 31, 2018 and 2017 and as of March 31, 2018 are derived from our unaudited interim consolidated financial statements and related notes thereto included in our 2018 First Quarter 10-Q. The selected financial data as of March 31, 2017 has been derived from our unaudited interim consolidated financial statements for such period, which has not been included or incorporated by reference in this prospectus. The selected financial data for each of the years ended December 31, 2017, 2016 and 2015, and as of December 31, 2017 and 2016, are derived from our audited consolidated financial statements and related notes thereto included in our current report on Form 8-K filed on June 1, 2018. The selected financial data for each of the years ended December 31, 2014 and 2013, and as of December 31, 2015, 2014 and 2013, have been derived from our historical consolidated financial statements for such periods, which have not been included or incorporated by reference in this prospectus. Our unaudited interim consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and, in the opinion of our management, included adjustments, consisting of normal recurring adjustments, as necessary to present fairly in all material respects our financial position and results of operations for such interim periods. The results for the three months ended March 31, 2018 are not necessarily indicative of the results that may be expected for the full fiscal year. Additionally, our historical results are not necessarily indicative of the results for any future period.

As disclosed in our 2018 First Quarter 10-Q, we adopted the ASU 2014-09, using the full retrospective method. On June 1, 2018, we also filed a current report on Form 8-K to present the Company’s financing statements and certain financial information that previously reported in our 2017 Annual Report 10-K on a basis consistent with the new standard ASU 2014-09. Financial information as of and for the years ended December 31, 2014 and 2013 has not been recast for ASU 2014-09 and is not comparable with subsequent periods.

Our selected historical financial data should be read in conjunction with the audited consolidated financial statements, our unaudited interim consolidated financial statements and the information set forth under sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Caesars

Entertainment Corporation” included in Exhibit 99.1 of our current report on Form 8-K filed on June 1, 2018 and in our 2018 First Quarter 10-Q.

(In millions, except per share data)	March 31, 2018	March 31, 2017	2017 (1)	2016	2015 (2)	2014 (8)	2013 (8)
OPERATING DATA
Net revenues	$1,972	$966	$4,868	$3,877	$3,957	$7,967	$7,917
Impairment of goodwill	—	—	—	—	—	695	104
Impairment of tangible and other intangible assets	—	—	—	—	—	299	2,727
Income/(loss) from operations	125	150	537	226	318	(580)	(2,047)
Interest expense	(330)	(147)	(773)	(599)	(683)	(2,669)	(2,252)
Gain on deconsolidation of subsidiaries	—	—	31	—	7,125	—	—
Restructuring and support expenses (3)	5	(466)	(2,028)	(5,729)	(1,017)	—	—
Loss on extinguishment of debt	—	—	(232)	—	—	(96)	(30)
Other income/(loss)	179	2	95	(29)	7	1	58
Income/(loss) from continuing operations, net of income taxes	(34)	(508)	(375)	(6,458)	5,856	(2,995)	(2,762)
Discontinued operations, net of income taxes (4)	—	—	—	3,380	155	(143)	(192)
Net income/(loss)	(34)	(508)	(375)	(3,078)	6,011	(3,138)	(2,954)
Net income/(loss) attributable to Caesars	(34)	(507)	(368)	(3,049)	6,012	(2,941)	(2,955)
COMMON STOCK DATA
Basic earnings/(loss) per share from:
Continuing operations	$(0.05)	$(3.44)	$(1.32)	$(43.96)	$40.44	$(19.64)	$(21.48)
Discontinued operations (4)	—	—	—	23.11	1.07	(1.00)	(1.50)

Net income/(loss)	$(0.05)	$(3.44)	$(1.32)	$(20.85)	$41.51	$(20.64)	$(22.98)

Diluted earnings/(loss) per share from:
Continuing operations	$(0.05)	$(3.44)	$(1.32)	$(43.96)	$39.83	$(19.64)	$(21.48)
Discontinued operations (4)	—	—	—	23.11	1.06	(1.00)	(1.50)

Net income/(loss)	$(0.05)	$(3.44)	$(1.32)	$(20.85)	$40.89	$(20.64)	$(22.98)

FINANCIAL POSITION DATA
Total assets	$25,151	$14,828	$25,436	$14,936	$12,251	$23,368	$24,500
Current portion of long-term debt (5)	64	46	64	89	187	15,779	197
Long-term debt (5)	8,837	6,743	8,849	6,749	6,777	7,230	20,715
Financing obligations (6)	9,388	—	9,355	—	—	—	—
Noncontrolling interests (7)	92	49	71	53	80	(809)	76
Stockholders’ equity/(deficit)	3,210	(2,160)	3,226	(1,660)	1,962	(4,140)	(1,983)

(1)	2017 reflects the consolidation of CEOC, LLC subsequent to the Effective Date (see Note 1 in Exhibit 99.1 of our current report on Form 8-K filed on June 1, 2018).
(2)	2015 reflects the deconsolidation of CEOC (see Note 1 in Exhibit 99.1 of our current report on Form 8-K filed on June 1, 2018).
(3)	See Note 1 in Exhibit 99.1 of our current report on Form 8-K filed on June 1, 2018.
(4)	See Note 18 in Exhibit 99.1 of our current report on Form 8-K filed on June 1, 2018.
(5)	See Note 12 in Exhibit 99.1 of our current report on Form 8-K filed on June 1, 2018 and Note 8 to the 2018 First Quarter 10-Q.
(6)	See Note 10 in Exhibit 99.1 of our current report on Form 8-K filed on June 1, 2018.
(7)	The decrease in 2014 was primarily due to the sale and grant of CEOC shares in May 2014, which reduced our ownership to approximately 89%.
(8)	Financial information for the years ended December 31, 2013 and 2014 has not been recast for our adoption of ASU 2014-09 and, therefore, is not comparable to the financial information for the years ended December 31, 2015 through 2017 and for the three months ended March 31, 2017 and 2018.

THE EXCHANGE OFFER AND CONSENT SOLICITATION

Purpose, Effect and Contemplated Benefits

We are making the exchange offer to reduce our outstanding debt and interest expense. The Convertible Notes are currently convertible into shares of our common stock at a conversion rate of 0.138998325 shares per $1.00 principal amount of Convertible Notes, or a conversion price of approximately $7.19 per share of common stock. The exchange offer allows current holders of Convertible Notes to receive the total exchange consideration (which includes the fixed share consideration and the variable cash consideration) as well as the accrued and unpaid interest on their Convertible Notes. The purpose of the consent solicitation is to eliminate most of the restrictive covenants and certain events of default in the Indenture, which will provide us with more flexibility to undertake certain transactions currently prohibited or restricted by the Indenture.

Terms of the Exchange Offer and Consent Solicitation

Upon the terms and subject to the conditions set forth in this prospectus and the related letter of transmittal and consent, we are offering to exchange for each $1,000 principal amount of our Convertible Notes validly tendered and not properly withdrawn prior to the expiration date, the following total exchange consideration:

•	138.998325 shares of our common stock, which is the same number of shares of our common stock that holders are entitled to receive upon conversion of their Convertible Notes; plus

•	an amount of cash equal to $ less the product of the Average VWAP multiplied by , provided that in no event will such amount be less than $ .

In addition, holders will receive, in respect of their Convertible Notes that are accepted for exchange, accrued and unpaid interest on such Convertible Notes to, but excluding, the exchange date. All cash amounts payable pursuant to the exchange offer will be rounded to the nearest cent.

The “Average VWAP” means the sum of the Daily VWAPs (as defined below) for each day of the Averaging Period (as defined below) divided by                .

The “Averaging Period” means the period of          consecutive trading days beginning on                , 2018 and ending on the pricing date.

The “Daily VWAP” for any trading day means the per share volume-weighted average price of our common stock on the NASDAQ Global Select Market, as displayed under the heading “Bloomberg VWAP” on Bloomberg page CZR.UW <Equity> AQR (or its equivalent successor if such page is not available), in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session of the NASDAQ Global Select Market on such trading day (or if such volume-weighted average price is unavailable, the market value of one share of our common stock on such trading day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by us). The Daily VWAP will be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours.

For the purposes of determining the variable cash consideration, a “trading day” means a day during which trading in our common stock generally occurs and a last reported sale price for our common stock is provided on the NASDAQ Global Select Market or, if our common stock is not listed for trading on the NASDAQ Global Select Market, the principal other United States national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a United States national or regional securities exchange, on the principal other market on which our common stock is then traded.

For the purposes of determining the variable cash consideration, in the event that on a trading day there is a “market disruption event,” which means (i) a failure by the primary United States national or regional securities exchange or market on which our common stock is listed or admitted to trading to open for trading during its regular trading session or (ii) the occurrence or existence prior to 1:00 p.m., New York City time, on any scheduled trading day (as defined below) for our common stock of any suspension or limitation for more than one half-hour period in the aggregate during regular trading hours imposed on trading (by reason of movements in price exceeding limits permitted by the relevant stock exchange or otherwise) in our common stock or in any options, contracts or future contracts relating to our common stock, then the Daily VWAP for such trading day shall be the market value of one share of our common stock on such trading day determined, using a volume-weighted average method, to the extent practicable by a nationally recognized independent investment banking firm retained for this purpose by us.

For purposes of illustration, the table below indicates the Variable Cash Consideration (and fixed and variable components of thereof) that would be calculated on the basis of the pricing formula described above with respect to each $1,000 principal amount of Notes, assuming a range of sample Average VW APs indicated in the left-hand column. The actual Average VWAP may be higher or lower than the sample Average VWAPs below.

Sample Average VWAP	Variable Component of Variable Cash Consideration[3]	Fixed Component of Variable Cash Consideration	Illustrative Variable Cash Consideration
$
$
$
$
$
$
$
$
$

As used in this prospectus, “exchange date” means the date that shares of our common stock are issued and the payment of the cash payment and the accrued and unpaid interest is made upon exchange of the Convertible Notes pursuant to the exchange offer and delivery of consent to the Proposed Amendments. We will issue shares of our common stock and make the payment of the cash payment and the accrued and unpaid interest in exchange for tendered Convertible Notes promptly after the expiration date.

Throughout the exchange offer, an indicative variable cash consideration will be available at www.caesars.com and from the exchange and information agent, which may be contacted at one of its telephone numbers listed on the back cover of this prospectus. We will determine the final variable cash consideration promptly after the close of trading on the NASDAQ Global Select Market on the pricing date. We will announce the final variable cash consideration no later than 4:30 p.m., New York City time, on the pricing date, and the final variable cash consideration will also be available by that time at www.caesars.com and from the exchange and information agent.

This prospectus and the letter of transmittal and consent are being sent to all registered holders of Convertible Notes. There will be no fixed record date for determining registered holders of Convertible Notes entitled to participate in the exchange offer and consent solicitation. The Convertible Notes may be tendered only in minimum principal amount denominations of $100.00 and integral multiples of $1.00 in excess thereof. The total exchange consideration is expressed in terms of $1,000 principal amount of Convertible Notes. Holders that validly tender their Convertible Notes in a principal amount that is less than $1,000, but more than the minimum denomination of $100.00, and that are accepted for exchange by us, will receive the prorated portion of total exchange consideration.

[3]	The variable component of variable cash consideration has been calculated by multiplying the applicable Average VWAP by a constant multiplier or .

Any Convertible Notes that are accepted for exchange in the exchange offer will be cancelled and retired. Convertible Notes tendered but not accepted because they were not validly tendered shall remain outstanding upon completion of the exchange offer and consent solicitation. If any tendered Convertible Notes are not accepted for exchange and payment because of an invalid tender, the occurrence of other events set forth in this prospectus or otherwise, all unaccepted Convertible Notes will be returned, without expense, to the tendering holder as promptly as practicable after the expiration date.

Our obligation to accept Convertible Notes tendered pursuant to the exchange offer is limited by the conditions listed below under “— Conditions to the Exchange Offer and Consent Solicitation.” We currently expect that each of the conditions will be satisfied and that no waivers will be necessary.

Holders who tender Convertible Notes in the exchange offer (along with the related consents to the Proposed Amendments) will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal and consent, transfer taxes with respect to the exchange of Convertible Notes. We will pay all charges and expenses, other than applicable taxes described below, in connection with the exchange offer and consent solicitation. It is important that you read “— Fees and Expenses” below for more details regarding fees and expenses incurred in the exchange offer and consent solicitation.

We intend to conduct the exchange offer and consent solicitation in accordance with the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations of the SEC. Convertible Notes that are not exchanged in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the Indenture. Holders of Convertible Notes do not have any appraisal or dissenters rights under the Indenture or otherwise in connection with the exchange offer and consent solicitation.

We shall be deemed to have accepted for exchange properly tendered Convertible Notes when we have given oral or written notice of the acceptance to the exchange and information agent. The exchange and information agent will act as agent for the holders of Convertible Notes who tender their Convertible Notes in the exchange offer (along with the related consents to the Proposed Amendments) for the purposes of receiving the total exchange consideration from us and delivering the total exchange consideration to the exchanging holders.

In conjunction with the exchange offer, we are also soliciting consents from each holder of the Convertible Notes, upon the terms and subject to the conditions set forth in this prospectus and the related letter of transmittal and consent, to effect a number of amendments to the Indenture. You may not consent to the Proposed Amendments without tendering your Convertible Notes in the exchange offer and you may not tender your Convertible Notes for exchange without consenting to the Proposed Amendments. For a description of the Proposed Amendments, see “The Proposed Amendments.”

The consummation of the exchange offer and consent solicitation is subject to, and conditional upon, the satisfaction or, if permitted by law, waiver of the conditions discussed under “— Conditions to the Exchange Offer and Consent Solicitation.” We may, at our option in our sole discretion and, if permitted by law, waive any such conditions except the condition that the registration statement of which this prospectus forms a part has been declared effective by the Commission. All conditions to the exchange offer and consent solicitation must be satisfied or, if permitted by law, waived, on or prior to the expiration date. We expressly reserve the right to amend or terminate the exchange offer and consent solicitation, and not to accept for exchange any Convertible Notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under “— Conditions to the Exchange Offer and Consent Solicitation.”

Fractional Shares

No fractional shares will be issued upon exchange of Convertible Notes pursuant to the exchange offer. If any fractional share of common stock otherwise would be issuable upon the exchange of any Convertible Notes, we shall pay the exchanging holder an amount equal to such fractional share multiplied by the closing price per share of our common stock on the expiration date.

Resale of Common Stock Received Pursuant to the Exchange Offer

Shares of common stock received by holders of Convertible Notes pursuant to this exchange offer may be offered for resale, resold and otherwise transferred without further registration under the Securities Act and without delivery of a prospectus meeting the requirements of Section 10 of the Securities Act if the holder is not our “affiliate” within the meaning of Rule 144(a)(1) under the Securities Act. Any holder who is our affiliate at the time of the exchange must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resales, unless such sale or transfer is made pursuant to an exemption from such requirements and the requirements under applicable state securities laws.

Consequences of Failure to Exchange Convertible Notes in the Exchange Offer and Consent Solicitation

Holders who desire to exchange their Convertible Notes for the total exchange consideration in the exchange offer and deliver related consents to the Proposed Amendments should allow sufficient time to ensure timely delivery. Neither we nor the exchange and information agent are under any duty to give notification of defects or irregularities with respect to the requests for exchange.

Convertible Notes that are not exchanged in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the Indenture relating to the Convertible Notes.

The Convertible Notes are not listed on any national securities exchange and there is no established trading market for these notes. If a sufficiently large aggregate principal amount of the Convertible Notes does not remain outstanding after consummation of the exchange offer and consent solicitation, the trading market for the Convertible Notes that remain outstanding may become even less liquid and more sporadic, and market prices may fluctuate significantly depending on the volume of trading in the Convertible Notes. In such an event, holders’ ability to sell their Convertible Notes not tendered in the exchange offer may be impaired.

In addition, if we receive the requisite consent from the holders of the Convertible Notes and the Proposed Amendments become operative, the amendments will apply to the Convertible Notes that are not acquired in the exchange offer, even though the holders of those Convertible Notes did not consent to the Proposed Amendments.

Expiration Date; Extension; Termination; Amendment

The exchange offer and consent solicitation will expire at 5:00 p.m., New York City time, on the expiration date, unless extended or earlier terminated by us. The expiration date will be at least 20 business days after the commencing of the exchange offer as required by Rule 14e-1(a) under the Exchange Act.

We reserve the right to extend the period of time that the exchange offer and consent solicitation are open, and delay acceptance for exchange of any Convertible Notes and delivery of consents to the Proposed Amendments, by giving oral or written notice to the exchange and information agent and by timely public announcement by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During any extension, all Convertible Notes previously tendered and all consents previously delivered will remain subject to the exchange offer and consent solicitation unless properly withdrawn.

In addition, we reserve the right to:

•	terminate the exchange offer and consent solicitation if any condition to the exchange offer and consent solicitation described below under “— Conditions to the Exchange Offer and Consent Solicitation” has not been met or otherwise waived by us; and

•	amend the terms of the exchange offer and consent solicitation prior to the expiration date in any manner permitted or not prohibited by law.

If we terminate or amend the exchange offer and consent solicitation, we will notify the exchange and information agent by oral or written notice (with any oral notice to be promptly confirmed in writing) and will issue a timely press release or other public announcement regarding the termination or amendment. If the exchange offer and consent solicitation are terminated, no Convertible Notes will be accepted for exchange and any Convertible Notes that have been tendered for exchange will be returned to the holder promptly after the termination.

If we make a material change in the terms of, or the information concerning, the exchange offer and consent solicitation, or waive a material condition of the exchange offer and consent solicitation, we will promptly disseminate disclosure regarding the changes to the exchange offer and consent solicitation and extend the exchange offer and consent solicitation, if required by law, to ensure that the exchange offer and consent solicitation remains open a minimum of five business days from the date we disseminate disclosure regarding the changes.

If we make a change in the principal amount of Convertible Notes sought or the total exchange consideration, including fixed share consideration or the variable cash payment, we will promptly disseminate disclosure regarding the changes and extend the exchange offer and consent solicitation, if required by law, to ensure that the exchange offer and consent solicitation remains open a minimum of ten business days from the date we disseminate disclosure regarding the changes. During any extension of the exchange offer and consent solicitation, Convertible Notes that were previously tendered for exchange, and consents that were previously delivered, and, in each case, not validly withdrawn will remain subject to the exchange offer.

Procedures for Participating in the Exchange Offer and Consent Solicitation

We have forwarded to you, along with this prospectus, a letter of transmittal and consent relating to the exchange offer. A holder need not submit a letter of transmittal and consent if the holder tenders Convertible Notes in accordance with the procedures mandated by DTC’s Automated Tender Offer Program, or ATOP. To tender Convertible Notes without submitting a letter of transmittal and consent, the electronic instructions sent to DTC and transmitted to the exchange and information agent must contain your acknowledgment of receipt of, and your agreement to be bound by and to make all of the representations contained in, the letter of transmittal and consent. In all other cases, a letter of transmittal and consent must be manually executed and delivered as described in this prospectus.

Only a holder of record of Convertible Notes may tender Convertible Notes in the exchange offer. To tender in the exchange offer and consent solicitation, a holder must:

(1) either:

•	properly complete, duly sign and date the letter of transmittal and consent, or a facsimile of the letter of transmittal and consent, have the signature on the letter of transmittal and consent guaranteed if the letter of transmittal and consent so requires and deliver the letter of transmittal and consent or facsimile together with any other documents required by the letter of transmittal and consent, to the exchange and information agent prior to the expiration date; or

•	instruct DTC to transmit on behalf of the holder a computer-generated message to the exchange and information agent in which the holder of the Convertible Notes acknowledges and agrees to be bound by the terms of the letter of transmittal and consent, which computer-generated message shall be received by the exchange and information agent prior to the expiration date, according to the procedure for book-entry transfer described below; and

(2) deliver to the exchange and information agent prior to the expiration date confirmation of book-entry transfer of your Convertible Notes into the exchange and information agent’s account at DTC pursuant to the procedure for book-entry transfers described below.

To be tendered effectively, the exchange and information agent must receive any physical delivery of the letter of transmittal and consent and other required documents at the address set forth below under “Exchange and Information Agent” before expiration of the exchange offer and consent solicitation. To receive confirmation of valid tender of Convertible Notes and delivery of consents to the Proposed Amendments, a holder should contact the exchange and information agent at the telephone number listed under “Exchange and Information Agent.”

The tender of Convertible Notes and delivery of consent solicitation by a holder that is not withdrawn prior to expiration of the exchange offer and consent solicitation will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal and consent.

If the letter of transmittal and consent or any other required documents are physically delivered to the exchange and information agent, the method of delivery is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange and information agent before expiration of the exchange offer. Holders should not send the letter of transmittal and consent to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

Any beneficial owner whose Convertible Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner’s behalf.

If the applicable letter of transmittal and consent is signed by a participant in DTC, the signature must correspond with the name as it appears on the security position listing as the holder of the Convertible Notes.

A signature on a letter of transmittal and consent or a notice of withdrawal must be guaranteed by an eligible guarantor institution. Eligible guarantor institutions include banks, brokers, dealers, municipal securities dealers, municipal securities brokers, government securities dealers, government securities brokers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations. The signature need not be guaranteed by an eligible guarantor institution if the Convertible Notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal and consent; or

•	for the account of an eligible institution.

If the letter of transmittal and consent is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless we waive this requirement, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal and consent.

We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered Convertible Notes. Our determination will be final and binding. We reserve the absolute right to reject any Convertible Notes not properly tendered or any Convertible Notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular Convertible Notes. Our interpretation of the terms and conditions of the exchange offer and consent solicitation, including the instructions in the letter of transmittal and consent, will be final and binding on all parties.

Unless waived, any defects or irregularities in connection with tenders of Convertible Notes must be cured within the time that we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of Convertible Notes, neither we, the exchange and information agent nor any other person will incur any liability for failure to give notification. Tenders of Convertible Notes will not be deemed made until those defects or irregularities have been cured or waived. Any Convertible Notes received by the exchange and information agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange and information agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal and consent, as soon as practicable following the expiration date.

In all cases, we will accept Convertible Notes for exchange pursuant to the exchange offer only after the exchange and information agent timely receives:

•	a timely book-entry confirmation that Convertible Notes have been transferred into the exchange and information agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and consent and all other required documents or a properly transmitted agent’s message.

Holders should receive copies of the letter of transmittal and consent with the prospectus. A holder may obtain additional copies of the letter of transmittal and consent for the Convertible Notes from the exchange and information agent at its offices listed under ‘‘— Exchange and Information Agent.”

The Depository Trust Company Book-Entry Transfer

The exchange and information agent has established an account with respect to the Convertible Notes at DTC for purposes of the exchange offer and consent solicitation.

The exchange and information agent and DTC have confirmed that any financial institution that is a participant in DTC may utilize DTC’s ATOP procedures to tender Convertible Notes.

Any participant in DTC may make book-entry delivery of Convertible Notes by causing DTC to transfer the Convertible Notes into the exchange and information agent’s account in accordance with DTC’s ATOP procedures for transfer.

However, the exchange for the Convertible Notes so tendered will be made only after a book-entry confirmation of such book-entry transfer of Convertible Notes into the exchange and information agent’s account, and timely receipt by the exchange and information agent of an agent’s message and any other documents required by the letter of transmittal and consent. The term “agent’s message” means a message, transmitted by DTC and received by the exchange and information agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a participant tendering Convertible Notes that are the subject of the book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal and consent, and that we may enforce that agreement against the participant.

No Guaranteed Delivery

There are no guaranteed delivery procedures provided for by us in conjunction with the exchange offer and consent solicitation. Holders of Convertible Notes must timely tender their Convertible Notes and deliver their consents to the Proposed Amendments in accordance with the procedures set forth herein.

Withdrawal Rights

You may withdraw your tender of Convertible Notes and related consent to the Proposed Amendments at any time prior to the expiration date. In addition, if not previously returned, you may withdraw Convertible Notes that you tendered in the exchange offer that are not accepted by us for exchange after expiration of 40 business days from the expiration date. For a withdrawal to be effective, the exchange and information agent must receive a computer generated notice of withdrawal, transmitted by DTC on behalf of the holder in accordance with the standard operating procedure of DTC or a written notice of withdrawal, sent by facsimile transmission, receipt confirmed by telephone, or letter, before the expiration date. Any notice of withdrawal must:

•	specify the name of the person that tendered the Convertible Notes to be withdrawn;

•	identify the Convertible Notes to be withdrawn, including the certificate number or numbers and principal amount of such Convertible Notes;

•	specify the principal amount of Convertible Notes to be withdrawn;

•	include a statement that the holder is withdrawing its election to have the Convertible Notes exchanged;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal and consent by which the Convertible Notes were tendered or as otherwise described above, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee under the Indenture register the transfer of the Convertible Notes into the name of the person withdrawing the tender; and

•	specify the name in which any of the Convertible Notes are to be registered, if different from that of the person that tendered the Convertible Notes.

Any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Convertible Notes or otherwise comply with DTC’s procedures.

Any Convertible Notes withdrawn will not have been validly tendered for exchange for purposes of the exchange offer. If we decide for any reason not to accept any Convertible Notes tendered for exchange, the Convertible Notes will be returned to the registered holder at our expense promptly after the expiration or termination of the exchange offer. Any withdrawn or unaccepted Convertible Notes will be credited to an account with DTC specified by the holder. Properly withdrawn Convertible Notes may be re-tendered by following one of the procedures described under “— Procedures for Participating in the Exchange Offer and Consent Solicitation” above at any time on or before the expiration date.

Acceptance of Convertible Notes for Exchange; Delivery of Total Exchange Consideration

Upon satisfaction or, if permitted by law, waiver of all of the conditions to the exchange offer and consent solicitation, we will accept for exchange, any and all Convertible Notes that are validly tendered and not properly withdrawn prior to 5:00 p.m. on the expiration date and will pay the total exchange consideration in exchange for such Convertible Notes promptly after the acceptance. Please refer to the section below entitled “— Conditions to the Exchange Offer and Consent Solicitation”. For purposes of the exchange offer and consent solicitation, we will be deemed to have accepted properly tendered Convertible Notes for exchange when we give notice of acceptance to the exchange and information agent.

In all cases, we will pay the total exchange consideration in exchange for Convertible Notes that are accepted for exchange pursuant to the exchange offer only after the exchange and information agent timely receives a book-entry confirmation of the transfer of the Convertible Notes into the exchange and information agent’s account at DTC, and a properly completed and duly executed letter of transmittal and consent and all other required documents or a properly transmitted agent’s message.

Conditions to the Exchange Offer and Consent Solicitation

Notwithstanding any other provision of the exchange offer and consent solicitation to the contrary, the exchange offer and consent solicitation are conditioned upon the effectiveness of the registration statement of which this prospectus forms a part and no stop order suspending the effectiveness of the registration statement and no proceedings for that purpose shall have been instituted or be pending, or to our knowledge, be contemplated or threatened by the SEC.

In addition, we will not be required to accept for exchange, or to pay the total exchange consideration in exchange for, any Convertible Notes and may terminate or amend the exchange offer and consent solicitation, by oral or written notice (with any oral notice to be promptly confirmed in writing) to the exchange and information agent, followed by a timely press release, at any time before accepting any of the Convertible Notes for exchange, if, in our reasonable judgment:

•	there shall have been instituted, threatened in writing or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the exchange offer and consent solicitation, that is, or is reasonably likely to be, in our reasonable judgment, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects, or which would or might, in our reasonable judgment, prohibit, prevent, restrict or delay consummation of the exchange offer and consent solicitation or materially impair the contemplated benefits to us (as set forth under “Purpose, Effect and Contemplated Benefits”) of the exchange offer and consent solicitation;

•	an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our reasonable judgment, would or would be reasonably likely to prohibit, prevent, restrict or delay consummation of the exchange offer and consent solicitation or materially impair the contemplated benefits to us of the exchange offer and consent solicitation, or that is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects;

•	there shall have occurred or be reasonably likely to occur any material adverse change to our business, operations, properties, condition, assets, liabilities, prospects or financial affairs; or

•	there shall have occurred:

•	any general suspension of, or limitation on prices for, trading in securities in United States securities or financial markets;

•	any material adverse change in the price of our common stock in United States securities or financial markets;

•	a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States;

•	any limitation (whether or not mandatory) by any government or governmental, regulatory or administrative authority, agency or instrumentality, domestic or foreign, or other event that, in our reasonable judgment, would or would be reasonably likely to affect the extension of credit by banks or other lending institutions; or

•	a commencement or significant worsening of a war or armed hostilities or other national or international calamity, including but not limited to, catastrophic terrorist attacks against the United States or its citizens.

We expressly reserve the right to amend or terminate the exchange offer and consent solicitation and to reject for exchange any Convertible Notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer and consent solicitation specified above. In addition, we expressly reserve the right, at any time or at various times, to waive, if permitted by law, any of the conditions of the exchange offer and consent solicitation, in whole or in part, except as to the requirement that the registration statement be declared effective by the SEC, which condition we will not waive. We will give oral or written notice (with any oral notice to be promptly confirmed in writing) of any amendment, non-acceptance, termination or waiver to the exchange and information agent as promptly as practicable, followed by a timely press release.

These conditions are for our sole benefit, and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times.

All conditions to the exchange offer and consent solicitation must be satisfied or, if permitted by law, waived prior to the expiration of the exchange offer and consent solicitation. The exchange offer and consent solicitation are not conditioned upon any minimum principal amount of Convertible Notes being tendered; however, the Proposed Amendments will not become effective unless a majority of the outstanding Convertible Notes are validly tendered and not withdrawn (along with the related consents to the Proposed Amendments) prior to the expiration date.

Fees and Expenses

Tendering holders of outstanding notes will not be required to pay any expenses of soliciting tenders in the exchange offer and consent solicitation, including any fee or commission payable to the dealer manager. However, if a tendering holder handles the transactions through its broker, dealer, commercial bank, trust company or other institution, such holder may be required to pay brokerage fees or commissions. We will bear the fees and expenses of soliciting tenders for the exchange offer and consent solicitation. The principal solicitation is being made by mail. However, additional solicitations may be made by facsimile transmission, telephone or in person by the dealer manager as well as by our officers and other employees. We will also pay the dealer manager and the exchange and information agent reasonable out-of-pocket expenses and we will indemnify each of the exchange and information agent and the dealer manager against certain liabilities and expenses in connection with the exchange offer and consent solicitation, including liabilities under the federal securities laws.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of Convertible Notes pursuant to the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing Convertible Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of Convertible Notes tendered;

•	shares of common stock are to be delivered to, or issued in the name of, any person other than the registered holder of the Convertible Notes;

•	tendered Convertible Notes are registered in the name of any person other than the person signing the letter of transmittal and consent; or

•	a transfer tax is imposed for any reason other than the exchange of Convertible Notes under the exchange offer.

If satisfactory evidence of payment of transfer taxes is not submitted with the letter of transmittal and consent, the amount of any transfer taxes will be billed to the tendering holder.

Future Purchases

Following completion of the exchange offer and consent solicitation, we may repurchase additional Convertible Notes that remain outstanding in the open market, in privately negotiated transactions or otherwise. Future purchases of Convertible Notes that remain outstanding after the exchange offer and consent solicitation may be on terms that are more or less favorable than the exchange offer and consent solicitation. However, Exchange Act Rule 14e-5 and 13e-4 generally prohibit us and our affiliates from purchasing any Convertible Notes other than pursuant to the exchange offer and consent solicitation until 10 business days after the expiration date of the exchange offer and consent solicitation, although there are some exceptions. Future purchases, if any, will depend on many factors, which include market conditions and the condition of our business.

No Appraisal Rights

No appraisal or dissenters’ rights are available to holders of Convertible Notes under applicable law in connection with the exchange offer and consent solicitation.

Sources of Payment of the Total Exchange Consideration

Assuming full participation and an Average VWAP equal to $        , which was the last reported sale price of our common stock on                , 2018, we will need approximately $        million in cash to fund the cash portions of the total exchange consideration (including payment of the accrued and unpaid interest of approximately $        million on the Convertible Notes). We will use cash on hand to make these payments. The shares of our common stock to be issued in the exchange offer and consent solicitation are available from our authorized but unissued shares of common stock.

Compliance With Securities Laws

We are making the exchange offer and consent solicitation to all holders of outstanding Convertible Notes. We are not aware of any jurisdiction in which the making of the exchange offer and consent solicitation is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the exchange offer and consent solicitation would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the exchange offer and consent solicitation will not be made to, nor will tenders of Convertible Notes be accepted from or on behalf of, the holders of Convertible Notes residing in any such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the exchange offer and consent solicitation to be made by a licensed broker or dealer, the exchange offer and consent solicitation will be deemed to be made on our behalf by the dealer manager or one or more registered brokers or dealers licensed under the laws of that jurisdiction.

No action has been or will be taken in any jurisdiction other than in the United States that would permit a public offering of our shares of common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or our shares of common stock in any jurisdiction where action for that purpose is required. Accordingly, our shares of common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisement in connection with our shares of common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

This prospectus does not constitute an offer to sell or a solicitation of any offer to buy in any jurisdiction where such offer or solicitation would be unlawful. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this exchange offer and consent solicitation, the distribution of this prospectus, and the resale of the shares of common stock.

European Economic Area

In relation to each Member State of the European Economic Area (the “EEA”) which has implemented the Prospectus Directive (each, a “Relevant Member State”), no offer to the public of any shares of our common stock as contemplated by this document may be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any such shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive:

•	by any managers to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the dealer managers for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to exchange for any shares of our common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU) and includes any relevant implementing measure in each Relevant Member State.

This prospectus has been prepared on the basis that all offers of such shares of our common stock will be made pursuant to an exemption under the Prospectus Directive, as implemented in member states of the EEA, from the requirement to produce a prospectus for offers of such shares of our common stock. Accordingly any person making or intending to make any offer within the EEA of shares of our common stock which are the subject of the placement contemplated in this document should only do so in circumstances in which no obligation arises for us or the dealer manager to produce a prospectus for such offer. Neither we nor the dealer manager has authorized, nor do we or the dealer manager authorize, the making of any offer of such shares of our common stock through any financial intermediary, other than offers made by the dealer manager which constitute the final placement of such shares of our common stock contemplated in this document.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares of our common stock under, the offer contemplated in this document will be deemed to have represented, warranted and agreed to and with the dealer manager and us that in the case of any shares of our common stock acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares of our common stock acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the dealer manager has been given to the offer or resale; or (ii) where shares of our common stock have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares of our common stock to it is not treated under the Prospectus Directive as having been made to such persons and will not give rise to an offer our common stock to the public.

United Kingdom

This prospectus is only being distributed to and directed at (i) persons outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons, “relevant persons”). Shares of our common stock are only available to, and any invitation, offer or agreement to subscribe or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Schedule TO

Pursuant to Rule 13e-4 under the Exchange Act, we have filed with the SEC an Issuer Tender Offer Statement on Schedule TO which contains additional information with respect to the exchange offer. Such Schedule TO, including the exhibits and any amendment thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth under the caption “Where You Can Find More Information.”

Accounting Treatment

We will derecognize the net carrying amount of exchanged Convertible Notes and recognize common stock and paid-in capital for the shares of common stock issued in connection with the exchange offer and consent solicitation. We will also recognize an expense for the cash payment and the fees and expenses related to the exchange offer and consent solicitation. If all of the Convertible Notes in the exchange offer are tendered, we would expect to record debt exchange expense of approximately $        million, including fees and expenses related to the exchange offer and consent solicitation.

THE PROPOSED AMENDMENTS

We are soliciting the consent of the holders of convertible to eliminate most of the restrictive covenants and certain events of default in the Indenture. If the Proposed Amendments described below become operative with respect to the Convertible Notes, the amendments will apply to all Convertible Notes not tendered in the exchange offer. Thereafter, all such Convertible Notes will be governed by the Indenture as amended by the Proposed Amendments, which will have less restrictive terms and afford reduced protections to the holders of those securities compared to those currently in the Indenture and the Convertible Notes. See “Risk Factors — Risks Related to the Exchange Offer and the Consent Solicitation — The Proposed Amendments will afford reduced protection to remaining holders of Convertible Notes.”

The descriptions below of the provisions of the Indenture and the Convertible Notes to be eliminated or modified do not purport to be complete and are qualified in their entirety by reference to the Indenture, the applicable form of the Convertible Notes and the form of Supplemental Indenture to the Indenture that contains the Proposed Amendments. A copy of the form of Supplemental Indenture is attached as an exhibit to the registration statement of which this prospectus forms a part.

The Proposed Amendments for the Convertible Notes constitute a single proposal, and a consenting holder must consent to the Proposed Amendments in their entirety and may not consent selectively with respect to only certain of the Proposed Amendments. You may not consent to the Proposed Amendments without tendering your Convertible Notes in the exchange offer and you may not tender your Convertible Notes for exchange without consenting to the Proposed Amendments.

Pursuant to the Indenture, the Proposed Amendments require the consent of the holders of a majority in aggregate principal amount of the outstanding Convertible Notes. Any Convertible Notes held by us or any person directly or indirectly controlling or controlled by or under direct or indirect common control with CEC (including us) are not considered to be “outstanding” for this purpose.

As of June 1, 2018, the aggregate principal amount outstanding with respect to the Convertible Notes was $1,118,979,852.

The valid tender of a holder’s Convertible Notes will constitute the consent of the tendering holder to the Proposed Amendments in their entirety.

If the requisite consent is received and not properly withdrawn prior to the expiration date, we and the Trustee will enter into the Supplemental Indenture; however, the Supplemental Indenture will provide that the Proposed Amendments will not become operative until after we have paid the total exchange consideration for all Convertible Notes that have been validly tendered and accepted for exchange. If the requisite consent has been received prior to the expiration date, assuming all other conditions of the exchange offer and consent solicitation are satisfied or, if permitted by law, waived, as applicable, all of the sections or provisions listed below under the Indenture for the Convertible Notes will be deleted:

•	Section 4.02 Reports and Other Information;

•	Section 4.03 Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;

•	Section 4.04 Limitation on Restricted Payments;

•	Section 4.05 Dividend and Offer Payment Restrictions Affecting Subsidiaries;

•	Section 4.06 Asset Sales;

•	Section 4.07 Transactions with Affiliates;

•	Section 4.09 Compliance Certificate;

•	Section 4.10 Further Instruments and Acts;

•	Section 4.12 Liens;

•	Section 4.13 Business Activities;

•	Section 4.15 Payments for Consents;

•	Section 4.16 Covenant Suspension;

•	Section 4.17 Taxes;

•	Section 4.18 Designation of Restricted and Unrestricted Subsidiaries; and

•	Clauses (iii) and (iv) of Section 5.01 When Issuer May Merge or Transfer Assets.

The Proposed Amendments will also eliminate clauses (d) and (g) of the definition of “Events of Default” under Section 6.01 Events of Default in the Indenture. The Supplemental Indenture giving effect to the Proposed Amendments will also make conforming changes to the Indenture to eliminate or modify definitions and cross references due to the Proposed Amendments.

The elimination or modification of the restrictive covenants contemplated by the Proposed Amendments would, among other things, permit us and our subsidiaries to take actions that could be adverse to the interests of the holders of the outstanding Convertible Notes. See “The Proposed Amendments.”

Effectiveness of the Supplemental Indenture and Proposed Amendments

Subject to the consummation of the exchange offer and consent solicitation, the Supplemental Indenture for the Proposed Amendments will be duly executed and delivered by us and the trustee and such Supplemental Indenture will become effective upon its execution and delivery. However, the Proposed Amendments will not become operative until after we have paid the total exchange consideration for all Convertible Notes that have been validly tendered and accepted for exchange.

DESCRIPTION OF THE COMMON STOCK

Our authorized capital stock consists of 2,000,000,000 shares of common stock, par value $0.01 per share, and 125,000,000 shares of preferred stock, par value $0.01 per share, the rights and preferences of which may be designated by our board of directors.

All of our common stock is validly issued, fully paid and non-assessable. As of June 1, 2018, there were 975 holders of record of our common stock. The discussion below describes the most important terms of our common stock, certificate of incorporation and by-laws. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description refer to our certificate of incorporation and by-laws, copies of which have been incorporated by reference in this prospectus, and to the applicable provisions of the Delaware General Corporation Law.

Common Stock

Voting Rights. The holders of our common stock are entitled to one vote per share on all matters submitted for action by the stockholders.

Dividend Rights. Subject to any preferential rights of any then outstanding preferred stock, all shares of our common stock are entitled to share equally in any dividends our board of directors may declare from legally available sources.

Liquidation Rights. Upon our liquidation or dissolution, whether voluntary or involuntary, after payment in full of the amounts required to be paid to holders of any then outstanding preferred stock, all shares of our common stock are entitled to share equally in the assets available for distribution to stockholders after payment of all of our prior obligations.

Other Matters. The holders of our common stock have no preemptive or conversion rights, and our common stock is not subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to our common stock except those described below under “— Certain Redemption Provisions.” Except as described below under “— Certain Anti-Takeover, Limited Liability and Indemnification Provisions,” a majority vote of common stockholders is generally required to take action under our certificate of incorporation and by-laws. The rights, preferences and privileges of holders of our common stock are subject to the terms of any series of preferred stock that may be issued in the future.

Certain Redemption Provisions

Our certificate of incorporation contains provisions establishing the right to redeem the securities of disqualified holders if necessary to avoid any regulatory sanctions, to prevent the loss or to secure the reinstatement of any license or franchise, or if such holder is determined by any gaming regulatory agency to be unsuitable, has an application for a license or permit denied or rejected, or has a previously issued license or permit rescinded, suspended, revoked or not renewed. our certificate of incorporation will also contain provisions defining the redemption price and the rights of a disqualified security holder.

Certain Anti-Takeover, Limited Liability and Indemnification Provisions

We are governed by the Delaware General Corporation Law. Our certificate of incorporation and by-laws contain provisions that could make acquiring us more difficult by means of a tender offer, a proxy contest or otherwise, or to remove or replace our current management.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our by-laws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or one of its committees.

Delaware Anti-Takeover Law. We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Under Section 203, certain “business combinations” between a Delaware corporation whose stock generally is publicly traded and an “interested stockholder” are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless:

•	the corporation has elected in its certificate of incorporation not to be governed by Section 203, which we have elected;

•	the business combination or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors of the corporation before such stockholder became an interested stockholder;

•	upon completion of the transaction that made such stockholder an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender stock held by the plan in a tender or exchange offer; or

•	the business combination is approved by the board of directors of the corporation and authorized at a meeting by two-thirds of the voting stock which the interested stockholder did not own.

The three-year prohibition also does not apply to some business combinations proposed by an interested stockholder following the announcement or notification of an extraordinary transaction involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions which increase an interested stockholder’s percentage ownership of stock. The term “interested stockholder” is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation’s voting stock, together with the affiliates or associates of that stockholder.

Classified Board and Cumulative Voting. Our certificate of incorporation and by-laws provide for a classified board of directors, pursuant to which the board of directors is divided into three classes whose members serve three-year staggered terms. Our certificate of incorporation also prohibits cumulative voting by stockholders in connection with the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates.

Removal of Directors. Our certificate of incorporation and by-laws provide that a director may be removed from office at any time, but only for cause and only by affirmative vote of at least two-thirds of the shares entitled to vote generally in the election of directors.

Number of Directors and Vacancies. Our by-laws permit the number of directors to be fixed only by an affirmative vote of at least two-thirds of the members of the board, and any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may only be filled by vote of a majority of our directors then in office, whether such vacancy occurs as a result of an increase in the number of directors or otherwise.

Amendments to Certificate of Incorporation and By-laws. Our certificate of incorporation provides that any amendment to our by-laws will require the affirmative vote of two-thirds of the shares entitled to vote on any matter or our board of directors. Our certificate of incorporation also provides that any amendment to the certificate of incorporation relating to stockholder meetings, amendments to our by-laws or certificate of incorporation and the election or classification of our board of directors will require the affirmative vote of two-thirds of the shares entitled to vote on any matter.

Special Meetings of Stockholders. Our by-laws provide that, except as otherwise required by law, special meetings of stockholders can only be called by a majority of our board of directors.

Actions by Written Consent. Our by-laws prohibit stockholders from acting by written consent.

Limitation of Officer and Director Liability and Indemnification Arrangements. Our certificate of incorporation limits the liability of our officers and directors to the maximum extent permitted by Delaware law. Delaware law provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

This charter provision has no effect on any non-monetary remedies that may be available to us or our stockholders, nor does it relieve us or our officers or directors from compliance with federal or state securities laws. The certificate also generally provides that we will indemnify, to the fullest extent permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, investigation, administrative hearing or any other proceeding by reason of the fact that he is or was our director or officer, or is or was serving at our request as a director, officer or employee of another entity, against expenses incurred by him in connection with such proceeding. An officer or director will not be entitled to indemnification by us if:

•	the officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to, our best interests; or

•	with respect to any criminal action or proceeding, the officer or director had reasonable cause to believe his conduct was unlawful.

These charter and by-law provisions and provisions of Delaware law may have the effect of delaying, deterring or preventing a change of control of us.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A., Canton, Massachusetts.

Listing

Our common stock is listed on the NASDAQ Global Select Market under the symbol “CZR.”

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material United States federal income tax considerations related to the exchange of Convertible Notes pursuant to the exchange offer and of the ownership and disposition of shares of our common stock received upon the exchange. This discussion only addresses holders who hold notes as capital assets.

As used herein, “U.S. holders” are any beneficial owners of the Convertible Notes, that are, for United States federal income tax purposes, (i) citizens or residents of the United States, (ii) corporations (or other entities treated as corporations for federal income tax purposes) created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia, (iii) estates, the income of which is subject to United States federal income taxation regardless of its source, or (iv) trusts if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more United States persons have the authority to control all substantial decisions of the trust. In addition, certain trusts in existence on August 20, 1996 and treated as U.S. persons prior to such date may also be treated as U.S. holders. As used herein, “non-U.S. holders” are beneficial owners of the Convertible Notes, other than partnerships, that are not U.S. holders. If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of the Convertible Notes, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. Partnerships and partners in such partnerships should consult their tax advisors about the United States federal income tax consequences of participating in the exchange offer and of the ownership and disposition of our common stock received upon the exchange.

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of its particular circumstances. For example, it does not deal with special classes of holders such as banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers and traders in securities or currencies, or tax-exempt investors. It also does not discuss Convertible Notes or shares of our common stock held as part of a hedge, straddle, “synthetic security” or other integrated transaction. This discussion does not address the tax consequences to (i) U.S. persons that have a functional currency other than the U.S. dollar, (ii) certain U.S. expatriates or (iii) persons subject to the alternative minimum tax. Further, it does not include any description of any estate or gift tax consequences or the tax laws of any state or local government or of any foreign government that may be applicable to an exchange of Convertible Notes or the ownership or disposition of common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion assumes that the Convertible Notes are not subject to the rules applicable to contingent payment debt instruments because the payment of liquidated damages upon a registration default was a contingency that at all relevant times was an incidental contingency and that the contingency related to the payment of a premium in certain circumstances was a contingency that all relevant times was either a remote or incidental contingency. These determinations are not binding on the IRS. If the IRS were to successfully assert that the Convertible Notes are subject to the rules applicable to contingent payment debt instruments, the tax consequences to a holder could be materially different than as described below. For example, any gain recognized on an exchange would be characterized as ordinary interest income rather than capital gain.

You should consult with your own tax advisor regarding the federal, state, local and foreign tax consequences of your participation in the exchange offer and of your ownership and disposition of common stock received upon the exchange.

U.S. Holders

Exchange of Convertible Notes into Common Stock and Cash Pursuant to the Exchange

The exchange of Convertible Notes into common stock and cash, pursuant to the exchange offer should be treated as a recapitalization for U.S. federal income tax purposes. Accordingly, a U.S. holder should not recognize loss upon the exchange, but should recognize gain on the exchange equal to the lesser of (i) the excess, if any, of the amount of the cash payment plus the fair market value of the common stock received in the exchange over the U.S. holder’s adjusted tax basis in a Convertible Note surrendered in the exchange (excluding any basis allocable to any fractional share of common stock received) and (ii) the amount of the cash payment. The accrued and unpaid interest received by a U.S. holder in the exchange offer will be treated as ordinary interest income for federal income tax purposes.

A U.S. holder’s tax basis in the common stock received in the exchange should be the same as the U.S. holder’s adjusted tax basis in the Convertible Notes surrendered (excluding the portion of the tax basis allocable to a fractional share of common stock) decreased by the cash payment and increased by the gain recognized on the exchange (other than gain recognized by reason of the receipt of cash in lieu of a fractional share of common stock). A U.S. holder’s holding period in the common stock received should include its holding period for the Convertible Notes surrendered.

If a U.S. holder receives cash in lieu of a fractional share of common stock, it will be treated as having received such fractional share and immediately sold it for the amount of such cash. Accordingly, the receipt of such cash in lieu of a fractional share of common stock will generally result in taxable gain or loss equal to the difference between the cash received in lieu of such fractional share less the tax basis in a Convertible Note allocable to the fractional share of common stock.

Except as described below under “— Market Discount”, any gain recognized on the exchange (including any gain recognized on the receipt of cash in lieu of a fractional share of common stock) will generally be capital gain and will be long-term capital gain if, at the time of the exchange, the Convertible Notes surrendered in the exchange have been held for more than one year.

Market Discount

If a U.S. holder acquired a Convertible Note for an amount that is less than its stated principal amount, subject to a de minimis exception, the amount of such difference is treated as “market discount” for U.S. federal income tax purposes. In general, a U.S. holder that exchanges a Convertible Note with market discount will be required to treat any gain recognized on the exchange, as described above, as ordinary interest income to the extent of the market discount accrued during the U.S. holder’s holding period for the Convertible Notes, unless the U.S. holder had elected to include the market discount in income as it accrued. Any market discount that had accrued on a U.S. holder’s Convertible Notes at the time of the exchange, and that is in excess of the gain recognized on the exchange, as described above, generally will be taxable as ordinary income upon the disposition of the common stock received upon the exchange.

Distributions on Common Stock

The amount of any distribution we make in respect of the common stock received in the exchange will be equal to the amount of cash and the fair market value, on the date of distribution, of any property distributed. Generally, distributions will be treated as a dividend (and taxed as ordinary dividend income) to the extent of our current or accumulated earnings and profits, then as a tax-free return of capital to the extent of a U.S. holder’s tax basis in the common stock and thereafter as gain from the sale or exchange of such common stock as described below. Dividends received by non-corporate U.S. holders are generally taxed at the lower applicable long-term capital gains rates, provided certain holding period and other requirements for treatment of such dividends as “qualified dividend income” are satisfied. In general, a dividend distribution to a corporate U.S. holder will qualify for the dividends-received deduction. The dividends-received deduction is subject to certain holding period, taxable income and other limitations.

Sale or Exchange of Common Stock

Subject to the discussion above under “— Market Discount”, upon the sale or exchange of shares of our common stock received upon the exchange of a Convertible Note, a U.S. holder will generally recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property received upon the sale or exchange and the U.S. holder’s tax basis in the shares of common stock. Any such capital gain or loss will be long-term if the U.S. holder’s holding period in the shares of common stock is more than one year. Long-term capital gain is eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding Tax

In general, information reporting requirements will apply to proceeds received upon the exchange of Convertible Notes and on dividends received on common stock and proceeds from the sale of common stock. A backup withholding tax may apply to such payments if the U.S. holder fails to comply with certain identification requirements. Backup withholding is currently imposed at a rate of 24%. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a credit against such holder’s United States federal income tax and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Non-U.S. Holders

Exchange of Convertible Notes and Sale or Exchange of Common Stock

A non-U.S. holder will be subject to United States federal income tax on any gain recognized on the exchange of a Convertible Note pursuant to the exchange (as determined above under “U.S. Holders-Exchange of Convertible Notes into Common Stock and Cash Pursuant to the Exchange”) and on the sale or exchange of common stock received upon such exchange only if (i) the gain is effectively connected with a United States trade or business of the non-U.S. holder, (ii) in the case of a non-U.S. holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of disposition and certain other requirements are met or (iii) we are or have been characterized as a United States real property holding corporation for U.S. federal income tax purposes and certain other conditions are met. We believe that we are not and, within the past five years have not been, a U.S. real property holding corporation.

Except to the extent that an applicable income tax treaty otherwise provides, (1) if an individual non-U.S. holder falls under clause (i) above, such individual generally will be taxed on the net gain derived from a sale or exchange in the same manner as a U.S. holder and (2) if an individual non-U.S. holder falls under clause (ii) above, such individual generally will be subject to a 30% tax on the gain derived from the sale or exchange, which may be offset by certain United States-related capital losses. If a non-U.S. holder that is a corporation falls under clause (i), it generally will be taxed on the net gain derived from the sale or exchange in the same manner as a U.S. holder and, in addition, may be subject to the branch profits tax on such effectively connected income at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

Any cash received that is attributable to accrued and unpaid interest will be treated as a payment of interest to a non-U.S. holder for U.S. federal income tax purposes.

Distributions on Common Stock

Distributions we make with respect to the common stock received upon an exchange that are treated as dividends, as described above under “U.S. Holders-Distribution on Common Stock”, paid to a non-U.S. holder (excluding dividends that are effectively connected with the conduct of a United States trade or business by such holder and are taxable as described below) will be subject to United States federal withholding tax at a 30% rate (or a lower rate provided under an applicable income tax treaty). Except to the extent that an applicable income tax treaty otherwise provides, a non-U.S. holder will be taxed in the same manner as a U.S. holder on dividends paid that are effectively connected with the conduct of a United States trade or business by the non-U.S. holder. If such non-U.S. holder is a foreign corporation, it may also be subject to a United States branch profits tax on such effectively connected income at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). Even though such effectively connected dividends are subject to income tax and may be subject to branch profits tax, they will not be subject to United States federal withholding tax if the holder delivers a properly executed Internal Revenue Service Form W-8ECI to the payor or the payor’s agent.

Information Reporting and Backup Withholding Tax

United States backup withholding tax will not apply to payments of dividends on the common stock to a non-U.S. holder if the non-U.S. holder delivers a properly executed Internal Revenue Service Form W-8BEN to the payor or the payor’s agent (or otherwise establishes an exemption) unless the payor has actual knowledge or reason to know that the holder is a U.S. person. Information reporting requirements may apply with respect to dividend payments on our common stock, in which event the amount of dividends paid and tax withheld with respect to each non-U.S. holder will be reported annually to the Internal Revenue Service.

Information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the exchange of Convertible Notes or the sale or exchange of common stock effected outside the United States by a foreign office of a “broker” as defined in applicable Treasury regulations (absent actual knowledge or reason to know that the payee is a United States person), unless such broker (i) is a United States person as defined in the Code, (ii) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a controlled foreign corporation for United States federal income tax purposes or (iv) is a foreign partnership with certain U.S. connections. Payment of the proceeds of any such sale or exchange effected outside the United States by a foreign office of any broker that is described in the preceding sentence may be subject to information reporting unless such broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of any such sale or exchange to or through the United States office of a broker is subject to information reporting and backup withholding requirements unless, in the case of backup withholding, the beneficial owner delivers a properly executed Internal Revenue Service Form W-8BEN or Form W-8BEN-E to the payor or the payor’s agent and certain other conditions are met, or the beneficial owner otherwise establishes an exemption.

FATCA

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock, and, beginning on January 1, 2019, will apply to payments of gross proceeds from the sale or other disposition of such stock.

Each non-U.S. holder should consult its own tax advisor regarding the potential application of withholding under FATCA to its investment in our common stock.

CERTAIN ERISA MATTERS

If you intend to tender Convertible Notes that are directly or indirectly considered the assets of any employee benefit plan, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”); any plan, individual retirement account, or other arrangement described in Section 49 75(e) (1) of the Code; any plan that is subject to provisions of any federal, state, local, foreign, or other law, rule, or regulation that is similar to such provisions of ERISA and the Code (“Similar Laws”); any “benefit plan investor” within the meaning of Section 3(42) of ERISA; or any other entity whose underlying assets include plan assets by reason of a plan’s investment in such entity (each of the foregoing is hereafter referred to as a “Plan”), you should consult with counsel on the potential consequences of exchanging such Convertible Notes for the total exchange consideration pursuant to the exchange offer under the fiduciary responsibility provisions of ERISA, the prohibited transaction provisions of ERISA and Section 4975 of the Code and the provisions of any applicable Similar Laws.

The following summary relates to Plans that are subject to Title I of ERISA and/or Section 4975 of the Code (“ERISA Plans”) and is based on such provisions of ERISA and the Code and related guidance in effect as of the date of this prospectus. This summary is general in nature and is not intended as a complete summary of these considerations. Future legislation, court decisions, administrative regulations or other guidance might change the requirements summarized in this section. Any of these changes could be made retroactively and could apply to transactions entered into before the change is enacted. In addition, Plans that are not ERISA Plans might be subject to comparable requirements under applicable Similar Laws.

Fiduciary Responsibilities

In general, ERISA and the Code impose requirements on ERISA Plans and fiduciaries of ERISA Plans. Before tendering any Convertible Notes that would be considered the assets of an ERISA Plan in exchange for shares of our common stock, cash payment and the accrued and unpaid interest, you should determine whether the exchange:

•	is permitted under the plan document and other instruments governing the ERISA Plan; and

•	is appropriate for the ERISA Plan in view of its overall investment policy and the composition and diversification of its portfolio, taking into account the limited liquidity of the Convertible Notes.

You should consider all factors and circumstances of tendering Convertible Notes pursuant to the exchange offer, including, for example, the risk factors associated with exchanging Convertible Notes and holding our common stock and the risk factors associated with continuing to hold Convertible Notes discussed in “Risk Factors.”

We are not making any representation that the exchange of any Convertible Notes for our common stock, cash payment and the accrued and unpaid interest by an ERISA Plan meets the fiduciary requirements for investment by ERISA Plans generally or any particular ERISA Plan or that an investment in either the Convertible Notes or our common stock is appropriate for ERISA Plans generally or any particular ERISA Plan. We are not providing investment advice to any ERISA Plan, through this prospectus or otherwise, in connection with the exchange offer.

Prohibited Transactions

ERISA and Section 4975 of the Code prohibit a wide range of transactions involving ERISA Plans, on the one hand, and persons who have specified relationships to such ERISA Plans, on the other. These persons are called “parties in interest” under ERISA and “disqualified persons” under the Code. “Parties in interest” and “disqualified persons” include, for example, an employer that sponsors an ERISA Plan; an employee organization whose members are covered by an ERISA Plan; a trustee, investment manager, or other fiduciary of an ERISA Plan; a person (such as a broker or recordkeeper) that provides services to an ERISA Plan; and certain affiliates of the foregoing persons. The transactions prohibited by ERISA and Section 4975 of the Code are called “prohibited transactions.” If you are a party in interest or disqualified person who engages in a prohibited transaction, or a fiduciary who causes an ERISA Plan to engage in a prohibited transaction, you may be subject to excise taxes and other penalties and liabilities under ERISA and/or the Code. As a result, if you are considering tendering Convertible Notes that are considered ERISA Plan assets directly or indirectly, you should consider whether the exchange of such notes for our common stock, cash payment and the accrued and unpaid interest might be a prohibited transaction under ERISA and/or Section 4975 of the Code.

Prohibited transactions may arise, for example, if the Convertible Notes are exchanged by an ERISA Plan with respect to which we, the dealer manager, the exchange and information agent, and/or any of our respective affiliates are parties in interest or disqualified persons. Exemptions from the prohibited transaction provisions of ERISA and the Code may apply, depending in part on the type of plan fiduciary making the decision to acquire a Convertible Note and the circumstances under which such decision is made and the relationship of the party in interest or disqualified person to the ERISA Plan. These exemptions include:

•	Prohibited transaction class exemption (“PTCE”) 84-14 (relating to specified transactions directed by independent qualified professional asset managers);

•	PTCE 90-1 (relating to specified transactions involving insurance company pooled separate accounts);

•	PTCE 91-38 (relating to specified transactions by bank collective investment funds);

•	PTCE 95-60 (relating to specified transactions involving insurance company general accounts);

•	PTCE 96-23 (relating to specified transactions directed by in-house asset managers); and

•	ERISA Section 408(b)(17) and Code Section 4975(d)(20) (relating to specified transactions with non-fiduciary service providers).

These exemptions do not, however, provide relief from the provisions of ERISA and Section 4975 of the Code that prohibit self-dealing and conflicts of interest by plan fiduciaries. In addition, there is no assurance that any of these class exemptions or any other exemption will be available with respect to any particular transaction involving the Convertible Notes.

Representations and Warranties

If you tender a Convertible Note (or any interest therein) in exchange for shares of our common stock, the cash payment and the accrued and unpaid interest offered in connection with this prospectus, you will be deemed to have represented and warranted that:

(a) either:

•	the Convertible Note is not and will not be directly or indirectly considered the asset of any Plan; or

•	your exchange of such Convertible Note for shares of our common stock and cash consideration (A) does not result in a non-exempt prohibited transaction under ERISA and/or Section 4975 of the Code and (B) does not violate any applicable Similar Law; and

(b) if the Convertible Note is directly or indirectly considered the asset of any ERISA Plan, the decision to tender the Convertible Note in exchange for shares of our common stock and cash consideration has been made by a duly authorized fiduciary who is independent of the Company, the dealer manager, the exchange and information agent and their respective affiliates (collectively, the “Transaction Parties”) and who:

•	is a U.S. bank, U.S. insurance carrier, U.S. registered investment adviser, U.S. registered broker-dealer or independent fiduciary with at least $50 million of assets under management or control;

•	in the case of an ERISA Plan that is an individual retirement account (“IRA”), is not the IRA owner, beneficiary of the IRA or relative of the IRA owner or beneficiary;

•	is capable of evaluating investment risks independently, both in general and with regard to the decision to tender the Convertible Note in exchange for shares of our common stock and cash consideration;

•	is a fiduciary under ERISA or the Code, or both, with respect to the decision to tender the Convertible Note in exchange for shares of our common stock and cash consideration;

•	has exercised independent judgment in evaluating whether to tender the Convertible Note in exchange for shares of our common stock and cash consideration;

•	understands and has been fairly informed of the existence and the nature of the financial interests of the Transaction Parties in connection with your tender of the Convertible Note in exchange for shares of our common stock and cash consideration;

•	understands that the Transaction Parties are not undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity to the ERISA Plan, in connection with the your tender of the Convertible Note in exchange for shares of our common stock and cash consideration; and

•	confirms that no fee or other compensation will be paid directly to any of the Transaction Parties by the ERISA Plan, or any fiduciary, participant or beneficiary of the ERISA Plan, for the provision of investment advice (as opposed to other services) in connection with your tender of the Convertible Note in exchange for shares of our common stock and cash consideration (it being understood that you will not be deemed to make the representation in clause (b) to the extent that the regulations under Section 3(21) of ERISA issued by the U.S. Department of Labor on April 8, 2016 are revoked, repealed or no longer effective).

THE DEALER MANAGER

We have retained Morgan Stanley & Co. LLC to act as dealer manager in connection with the exchange offer and consent solicitation and will pay the dealer manager a customary fee as compensation for its services. We will also reimburse the dealer manager for certain expenses. The obligations of the dealer manager to perform this function are subject to certain conditions. We have agreed to indemnify the dealer manager against certain liabilities, including liabilities under the federal securities laws. Questions about the terms of the exchange offer and consent solicitation may be directed to the dealer manager at its address and telephone number set forth on the back cover page of this prospectus.

The dealer manager and its affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. The dealer manager and its affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they have received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the dealer manager and its affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of us (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The dealer manager and its affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

In the ordinary course of its business, the dealer manager or its affiliates may at any time hold long or short positions, and may trade for their own accounts or the accounts of customers, in our securities.

THE EXCHANGE AND INFORMATION AGENT

Ipreo LLC has been appointed as the exchange and information agent for the exchange offer and consent solicitation, and will receive reasonable compensation for its services. All deliveries and correspondence in connection with the exchange offer and consent solicitation should be sent or delivered by each holder, or a beneficial owner’s custodian bank, depositary, broker, trust company or other nominee, to the exchange and information agent at the address and telephone number set forth on the back cover page of this prospectus. Requests for assistance relating to the procedures for tendering Convertible Notes or delivering consents and requests for additional copies of this prospectus and related exhibits, the letter of transmittal and consent or any other required documents should be directed to the exchange and information agent at the address and telephone number set forth on the back cover page of this prospectus. Holders of Convertible Notes may also contact their custodian bank, depositary, broker, trust company or other nominee for assistance concerning the exchange offer and consent solicitation.

EXPERTS

The consolidated financial statements, and the related financial statement schedules, incorporated in this Prospectus by reference from our current report on Form 8-K filed on June 1, 2018 and the effectiveness of the Company’s internal control over financial reporting, have been audited by Deloitte & Touche LLP (the “auditors”), an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference from our current report on Form 8-K filed on June 1, 2018 and the 2017 Annual Report 10-K, respectively. Such financial statements and financial statement schedules have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

Mayer Brown LLP will pass upon the validity of the shares of common stock to be issued in the exchange offer on our behalf.

The exchange and information agent for the exchange offer and consent solicitation is:

Ipreo LLC

1359 Broadway, 2nd Floor

New York, New York 10018

Banks and Brokers call: (212) 849-3880

Toll-free: (888) 593-9546

E-mail: exchangeoffer@ipreo.com

The dealer manager for the exchange offer and consent solicitation is:

Morgan Stanley

1585 Broadway

New York, NY 10036

Toll Free: (855) 483 0952

Attention: Bradford Warburton

Additional copies of this prospectus, the letter of transmittal and consent or other tender offer materials may be obtained from the exchange and information agent and will be furnished at our expense. Questions and requests for assistance regarding the tender of your Convertible Notes and delivery of consents to the Proposed Amendments should be directed to the exchange and information agent.

Questions and requests for information regarding the terms of the exchange offer and consent solicitation should be directed to the dealer manager.

CAESARS ENTERTAINMENT CORPORATION

OFFER TO EXCHANGE

SHARES OF COMMON STOCK PLUS CASH

FOR

ANY AND ALL OF ITS OUTSTANDING

5.00% CONVERTIBLE NOTES DUE 2024

AND

SOLICITATION OF CONSENTS TO AMEND THE CONVERTIBLE NOTES INDENTURE

PROSPECTUS                 , 2018

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Caesars Entertainment Corporation is incorporated under the laws of Delaware.

Section 145 of the Delaware General Corporation Law (the “DGCL”) permits each corporation organized thereunder the power to indemnify any person who is or was a director, officer, employee or agent of a corporation or enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of being or having been in any such capacity, if he acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders of monetary damages for violations of the directors’ fiduciary duty of care, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (4) for any transaction from which a director derived an improper personal benefit.

The by-laws of the registrant indemnify to the fullest extent of the law every director and officer against expenses incurred by him if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interest of the corporation.

In addition, several directors and executive officers have entered or intend to enter into separate contractual indemnity arrangements with us. These arrangements provide for indemnification and the advancement of expenses to these directors and executive officers in circumstances and subject to limitations substantially similar to those described above.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibits

See the Exhibits Index immediately succeeding the signature pages included in this prospectus.

Item 22. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, will be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is

used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Caesars Entertainment Corporation has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in City of Las Vegas, State of Nevada, on June 4, 2018.

CAESARS ENTERTAINMENT CORPORATION

By:	/s/ MARK P. FRISSORA
Name: Mark P. Frissora
Title: Chief Executive Officer and President

Each person whose signature appears below constitutes and appoints Eric Hession and Timothy R. Donovan, and each of them, acting individually and without the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them individually, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MARK P. FRISSORA Mark P. Frissora	Chief Executive Officer, President and Director (Principal Executive Officer)	June 4, 2018

/s/ ERIC HESSION Eric Hession	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	June 4, 2018

/s/ KEITH A. CAUSEY Keith A. Causey	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	June 4, 2018

/s/ JAMES HUNT James Hunt	Chairman of the Board of Directors	June 4, 2018

/s/ THOMAS BENNINGER Thomas Benninger	Director	June 4, 2018

/s/ JOHN BOUSHY John Boushy	Director	June 4, 2018

/s/ JOHN DIONNE John Dionne	Director	June 4, 2018

/s/ MATTHEW FERKO Matthew Ferko	Director	June 4, 2018

/s/ DON KORNSTEIN Don Kornstein	Director	June 4, 2018

/s/ DAVID SAMBUR David Sambur	Director	June 4, 2018

/s/ RICHARD P. SCHIFTER Richard P. Schifter	Director	June 4, 2018

/s/ CHRISTOPHER J. WILLIAMS Christopher J. Williams	Director	June 4, 2018

EXHIBITS INDEX

			Incorporated by Reference
Exhibit Number	Exhibit Description	Filed Herewith	Form	Period Ending	Exhibit	Filing Date

2.1	Amended and Restated Agreement and Plan of Merger, dated as of July 9, 2016, between Caesars Acquisition Company and Caesars Entertainment Corporation.	—	8-K	—	2.1	7/11/2016

2.2	First Amendment to Amended and Restated Agreement and Plan of Merger, dated as of February 20, 2017, by and between Caesars Entertainment Corporation and Caesars Acquisition Company.	—	8-K	—	2.1	2/21/2017

2.3	Third Amended Joint Plan of Reorganization, filed with the United States Bankruptcy Court for the Northern District of Illinois in Chicago on January 13, 2017, at Docket No. 6318.	—	S-4/A	—	2.6	6/5/2017

3.1	Second Amended and Restated Certificate of Incorporation of Caesars Entertainment Corporation, dated February 8, 2012.	—	10-K	12/31/2011	3.7	3/15/2012

3.2	Amendment, dated October 6, 2017, to the Second Amended and Restated Certificate of Incorporation of Caesars Entertainment Corporation, dated February 8, 2012.	—	S-8	—	4.2	10/6/2017

3.3	Amendment, dated October 6, 2017, to the Second Amended and Restated Certificate of Incorporation of Caesars Entertainment Corporation, dated February 8, 2012.	—	S-8	—	4.3	10/6/2017

3.4	Amendment, dated October 6, 2017, to the Second Amended and Restated Certificate of Incorporation of Caesars Entertainment Corporation, dated February 8, 2012.	—	S-8	—	4.4	10/6/2017

3.5	Bylaws of Caesars Entertainment Corporation, dated October 6, 2017.	—	S-8	—	4.5	10/6/2017

4.1	Indenture, dated as of October 6, 2017, between Caesars Entertainment Corporation and Delaware Trust Company, as trustee, relating to the 5.00% Convertible Senior Notes due 2024.	—	8-K	—	4.1	10/13/2017

			Incorporated by Reference
Exhibit Number	Exhibit Description	Filed Herewith	Form	Period Ending	Exhibit	Filing Date

4.2	Indenture, dated October 16, 2017, by and among CRC Escrow Issuer, LLC, CRC Finco, Inc. and Deutsche Bank Trust Company Americas, as trustee.	—	8-K	—	4.1	10/16/2017

4.3	Supplemental Indenture, dated December 22, 2017, by and among Caesars Resort Collection, LLC, the subsidiary guarantors party thereto, CRC Finco, Inc. and Deutsche Bank Trust Company Americas, as trustee.	—	8-K	—	4.1	12/22/2017

‡5.1	Opinion of Mayer Brown LLP, as to the legality of the Securities being issued.	X

10.1	Credit Agreement, dated as of December 22, 2017, by and among Caesars Resort Collection, LLC, the other borrowers from time to time party thereto, the lenders party thereto, and Credit Suisse, AG, Cayman Islands Branch, as administrative agent.	—	8-K	—	10.1	12/22/2017

10.2	Escrow Agreement, dated October 16, 2017, by and among CRC Escrow Issuer, LLC, CRC Finco, Inc., Deutsche Bank Trust Company Americas, as escrow agent and Deutsche Bank Trust Company Americas, as trustee.	—	8-K	—	10.1	10/16/2017

10.3	Caesars Entertainment Corporation Amended and Restated Escrow Agreement, dated as of December 12, 2016, between Caesars Entertainment Corporation and Wells Fargo Bank, N.A.	—	8-K	—	10.19	10/13/2017

†10.4	Amendment and Restatement of Harrah’s Entertainment, Inc. Executive Deferred Compensation Plan, effective August 3, 2007.	—	10-Q	6/30/2007	10.69	8/9/2007

†10.5	Amendment and Restatement of Harrah’s Entertainment, Inc. Deferred Compensation Plan, effective as of August 3, 2007.	—	10-Q	6/30/2007	10.70	8/9/2007

			Incorporated by Reference
Exhibit Number	Exhibit Description	Filed Herewith	Form	Period Ending	Exhibit	Filing Date

†10.6	Amendment and Restatement of Park Place Entertainment Corporation Executive Deferred Compensation Plan, effective as of August 3, 2007.	—	10-Q	6/30/2007	10.71	8/9/2007

†10.7	Amendment and Restatement of Harrah’s Entertainment, Inc. Executive Supplemental Savings Plan, effective as of August 3, 2007.	—	10-Q	6/30/2007	10.72	8/9/2007

†10.8	Amendment and Restatement of Harrah’s Entertainment, Inc. Executive Supplemental Savings Plan II, effective as of August 3, 2007.	—	10-Q	6/30/2007	10.73	8/9/2007

†10.9	First Amendment to the Amendment and Restatement of Harrah’s Entertainment, Inc. Executive Supplemental Savings Plan II, effective as of February 9, 2009.	—	8-K	—	10.2	2/13/2009

†10.10	Second Amendment to the Amendment and Restatement of the Caesars Entertainment Corporation Executive Supplemental Savings Plan II (fka Harrah’s Entertainment, Inc. Executive Supplemental Savings Plan II), effective as of November 5, 2014.	—	10-K	12/31/2014	10.48	3/16/2015

†10.11	Caesars Entertainment Corporation Second Amended and Restated Executive Deferred Compensation Trust Agreement, dated as of December 12, 2016, between Caesars Entertainment Corporation and Wells Fargo Bank, N.A.	—	8-K	—	10.20	10/13/2017

*†10.12	Amended and Restated Irrevocable Proxy of Hamlet Holdings, LLC, dated as of October 6, 2017.	—	10-K	12/31/2017	10.12	03/08/2018

10.13	Amended and Restated Limited Liability Company Agreement of Caesars Growth Partners, LLC, dated as of October 21, 2013.	—	8-K	—	10.2	10/23/2013

			Incorporated by Reference
Exhibit Number	Exhibit Description	Filed Herewith	Form	Period Ending	Exhibit	Filing Date

10.14	First Amendment to the Amended and Restated Limited Liability Company Agreement of Caesars Growth Partners, LLC, dated as of October 21, 2013, dated as of September 23, 2016, entered into by and among Caesars Acquisition Company, in its capacity as Caesars Growth Partners, LLC’s managing member and as a member of Caesars Growth Partners, LLC, HIE Holdings, Inc., Harrah’s BC, Inc. and Caesars Entertainment Corporation.	—	8-K	—	10.1	9/26/2016

10.15	Second Amendment to the Amended and Restated Limited Liability Company Agreement of Caesars Growth Partners, LLC, dated as of October 21, 2013, dated as of October 7, 2016, entered into by and among Caesars Acquisition Company, in its capacity as Caesars Growth Partners, LLC’s managing member and as a member of Caesars Growth Partners, LLC, HIE Holdings, Inc., Harrah’s BC, Inc. and Caesars Entertainment Corporation.	—	8-K	—	10.2	10/11/2016

10.16	Third Amendment to the Amended and Restated Limited Liability Company Agreement of Caesars Growth Partners, LLC, dated as of February 13, 2017, entered into by and among Caesars Acquisition Company, in its capacity as Caesars Growth Partners, LLC’s managing member and as a member of Caesars Growth Partners, LLC, HIE Holdings, Inc., Harrah’s BC, Inc. and Caesars Entertainment Corporation.	—	10-K	12/31/2016	10.93	2/15/2017

10.17	Voting Agreement, dated as of July 9, 2016, among Caesars Entertainment Corporation, Hamlet Holdings LLC and the Holders party thereto.	—	8-K	—	10.1	7/11/2016

10.18	Sixth Amended and Restated Restructuring Support and Forbearance Agreement, dated as of October 4, 2016, among Caesars Entertainment Operating Company, Inc., on behalf of itself and the subsidiary loan parties party thereto, Caesars Entertainment Corporation and each of the holders of First Lien Bond Claims party thereto.	—	8-K/A	—	10.2	10/6/2016

			Incorporated by Reference
Exhibit Number	Exhibit Description	Filed Herewith	Form	Period Ending	Exhibit	Filing Date

10.19	Sixth Amended and Restated Restructuring Support and Forbearance Agreement, dated as of October 4, 2016, among Caesars Entertainment Operating Company, Inc., on behalf of itself and the subsidiary loan parties party thereto, Caesars Entertainment Corporation and each of the holders of First Lien Bond Claims party thereto (conformed to reflect additional agreements among the parties as of November 14, 2016).	—	8-K	—	10.1	11/15/2016

10.20	Second Amended Restructuring Support and Forbearance Agreement, dated as of October 4, 2016, among Caesars Entertainment Operating Company, Inc., on behalf of itself and the subsidiary loan parties party thereto, Caesars Entertainment Corporation and each of the holders of First Lien Bank Claims party thereto.	—	8-K	—	10.3	10/6/2016

10.21	Restructuring Support and Forbearance Agreement, dated as of June 6, 2016, among Caesars Entertainment Operating Company, Inc., on behalf of itself and each of the debtors in the Chapter 11 Cases, Caesars Entertainment Corporation and each of the holders of SGN Claims party thereto.	—	8-K	—	10.1	6/8/2016

10.22	Restructuring Support, Settlement and Contribution Agreement, dated as of June 7, 2016, among Caesars Entertainment Operating Company, Inc., on behalf of itself, each of the debtors in the Chapter 11 Cases and its other direct and indirect subsidiaries and Caesars Entertainment Corporation.	—	8-K	—	10.2	6/8/2016

10.23	First Amended Restructuring Support and Forbearance Agreement, dated as of June 20, 2016, among Caesars Entertainment Operating Company, Inc., on behalf of itself and the subsidiary loan parties party thereto, Caesars Entertainment Corporation and each of the holders of First Lien Bank Claims party thereto.	—	8-K	—	10.1	6/21/2016

			Incorporated by Reference
Exhibit Number	Exhibit Description	Filed Herewith	Form	Period Ending	Exhibit	Filing Date

10.24	Restructuring Support and Settlement Agreement, dated as of June 22, 2016, among Caesars Entertainment Operating Company, Inc., on behalf of itself and each of the debtors in the Chapter 11 Cases, Caesars Entertainment Corporation and the statutory unsecured claimholders’ committee in the Chapter 11 Cases.	—	8-K	—	10.1	6/22/2016

10.25	First Amended and Restated Restructuring Support, Settlement and Contribution Agreement, dated as of July 9, 2016, between Caesars Entertainment Corporation and Caesars Entertainment Operating Company, Inc.	—	8-K	—	10.2	7/11/2016

10.26	Restructuring Support and Forbearance Agreement, dated as of July 31, 2016, among Caesars Entertainment Operating Company, Inc., on behalf of itself and each of the debtors in the Chapter 11 Cases, Caesars Entertainment Corporation, and each of the holders of Second Lien Bond Claims party thereto.	—	8-K	—	10.1	8/1/2016

10.27	Amendment No. 1 to First Amended and Restated Restructuring Support and Forbearance Agreement, dated as of October 4, 2016, among Caesars Entertainment Operating Company, Inc., on behalf of itself and each of the debtors in the Chapter 11 Cases, Caesars Entertainment Corporation and each of the holders of SGN Claims party thereto.	—	8-K	—	10.4	10/6/2016

10.28	Restructuring Support, Forbearance and Settlement Agreement, dated as of October 4, 2016, among Caesars Entertainment Operating Company, Inc., on behalf of itself and each of the debtors in the Chapter 11 Cases, Caesars Entertainment Corporation, Caesars Acquisition Company (solely for Sections 2(b)(vii), 5(g) and 30), each of the holders of Second Lien Bond Claims party thereto and the Second Lien Committee.	—	8-K	—	10.1	10/6/2016

			Incorporated by Reference
Exhibit Number	Exhibit Description	Filed Herewith	Form	Period Ending	Exhibit	Filing Date

10.29	Lease (CPLV), dated as of October 6, 2017, by and among CPLV Property Owner LLC, Desert Palace LLC, Caesars Entertainment Operating Company, Inc. and CEOC, LLC, relating to the CPLV Facilities.	—	8-K	—	10.1	10/13/2017

10.30	Lease (Non-CPLV), dated as of October 6, 2017, by and among the entities listed on Schedules A and B thereto and CEOC, LLC, relating to the Non-CPLV Facilities.	—	8-K	—	10.2	10/13/2017

10.31	Lease (Joliet), dated as of October 6, 2017, by and between Harrah’s Joliet Landco LLC and Des Plaines Development Limited Partnership, relating to the Joliet Facilities.	—	8-K	—	10.3	10/13/2017

10.32	Trademark License Agreement, dated as of October 6, 2017, between Caesars License Company, LLC and Desert Palace LLC.	—	8-K	—	10.4	10/13/2017

10.33	Golf Course Use Agreement, dated as of October 6, 2017, by and among Rio Secco LLC, Cascata LLC, Chariot Run LLC, Grand Bear LLC, Caesars Enterprise Services, LLC, CEOC, LLC and, solely for purposes of Section 2.1(c) thereof, Caesars License Company, LLC.	—	8-K	—	10.5	10/13/2017

10.34	Management and Lease Support Agreement, dated as of October 6, 2017, by and among Desert Palace LLC, Caesars Entertainment Operating Company, Inc., CEOC, LLC, CPLV Manager, LLC, Caesars Entertainment Corporation, CPLV Property Owner LLC, and solely for certain articles and sections named therein, Caesars License Company, LLC and Caesars Enterprise Services, LLC relating to the CPLV Facilities.	—	8-K	—	10.6	10/13/2017

			Incorporated by Reference
Exhibit Number	Exhibit Description	Filed Herewith	Form	Period Ending	Exhibit	Filing Date

10.35	Management and Lease Support Agreement, dated as of October 6, 2017, by and among CEOC, LLC, the entities listed therein, Non-CPLV Manager, LLC, Caesars Entertainment Corporation and solely for certain articles and sections named therein, Caesars License Company, LLC and Caesars Enterprise Services, LLC relating to the Non-CPLV Facilities.	—	8-K	—	10.7	10/13/2017

10.36	Management and Lease Support Agreement, dated as of October 6, 2017, by and among Des Plaines Development Limited Partnership, Joliet Manager, LLC, Caesars Entertainment Corporation, Harrah’s Joliet Landco LLC and solely for certain articles and sections named therein, Caesars License Company, LLC and Caesars Enterprise Services, LLC relating to the Joliet Facilities.	—	8-K	—	10.8	10/13/2017

10.37	Right of First Refusal Agreement, dated as of October 6, 2017, between Caesars Entertainment Corporation and VICI Properties L.P.	—	8-K	—	10.9	10/13/2017

10.38	Tax Matters Agreement, dated as of October 6, 2017, between Caesars Entertainment Corporation, CEOC, LLC, VICI Properties Inc., VICI Properties L.P. and CPLV Property Owner LLC.	—	8-K	—	10.10	10/13/2017

10.39	Credit Agreement, dated as of October 6, 2017, among Caesars Entertainment Operating Company, Inc., CEOC, LLC, the lenders party thereto, Credit Suisse AG, Cayman Islands Branch, as Administrative Agent, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., as Joint Lead Arrangers, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Barclays Bank PLC, Citigroup Global Markets Inc., Goldman Sachs Bank USA, JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc. and UBS Securities LLC, as Joint Bookrunners and Credit Suisse Securities (USA) LLC as Syndication Agent and Documentation Agent.	—	8-K	—	10.11	10/13/2017

			Incorporated by Reference
Exhibit Number	Exhibit Description	Filed Herewith	Form	Period Ending	Exhibit	Filing Date

10.40	Second Amended and Restated Omnibus License and Enterprise Services Agreement, dated as of October 6, 2017, among Caesars Entertainment Operating Company, Inc., Caesars Growth Properties Holdings, LLC, Caesars Entertainment Resort Properties LLC, Caesars License Company, LLC, Caesars World LLC and Caesars Enterprise Services, LLC.	—	8-K	—	10.12	10/13/2017

†10.41	Contribution Agreement, dated as of October 6, 2017, between Caesars Entertainment Corporation and Hamlet Holdings LLC.	—	8-K	—	10.13	10/13/2017

*10.42	Unit Purchase Agreement between the Persons Listed on Schedule 1, Clairvest GP Manageco, Inc., Centaur Holdings, LLC, and Caesars Entertainment Corporation, dated as of November 16, 2017.	—	10-K	12/31/2017	10.42	03/08/2018

*10.43	Purchase and Sale Agreement by and between Vegas Development LLC, a Delaware limited liability company and Eastside Convention Center, LLC, a Delaware limited liability company as Buyer, effective date November 29, 2017.	—	10-K	12/31/2017	10.43	03/08/2018

*10.44	Amended and Restated Lease by and among Claudine Propco, LLC, a Delaware limited liability company, and Harrah’s Las Vegas, LLC, a Nevada limited liability company, dated December 22, 2017.	—	10-K	12/31/2017	10.44	03/08/2018

*10.45	Put-Call Right Agreement dated as of December 22, 2017 by and among Claudine Propco, LLC, a Delaware limited liability company and Vegas Development Land Owner, LLC, a Delaware limited liability company and 3535 LV Newco, LLC, a Delaware limited liability company.	—	10-K	12/31/2017	10.45	03/08/2018

			Incorporated by Reference
Exhibit Number	Exhibit Description	Filed Herewith	Form	Period Ending	Exhibit	Filing Date

*10.46	Incremental Assumption Agreement No. 1, dated as of December 18, 2017 relating to the Credit Agreement dated as of October 6, 2017, among Caesars Entertainment Operating Company, Inc. and CEOC, LLC, as borrower and the Lenders party thereto from time to time and Credit Suisse AG, Cayman Islands Branch, as administrative agent for the Lenders and collateral agent for the Secured Parties.	—	10-K	12/31/2017	10.46	03/08/2018

*10.47	First Amendment to Lease (Non-CPLV), dated as of December 22, 2017 by and among the entities listed on Schedules A and B thereto and CEOC, LLC, relating to the Non-CPLV Facilities.	—	10-K	12/31/2017	10.47	03/08/2018

*10.48	Purchase and Sale Agreement, by and between, Harrah’s Las Vegas, LLC, as Seller, and Claudine Property Owner, LLC, as Buyer, dated November 29, 2017.	—	10-K	12/31/2017	10.48	03/08/2018

*10.49	Guaranty of Lease dated December 22, 2017, by and between Caesars Resort Collection, LLC and Claudine Propco LLC.	—	10-K	12/31/2017	10.49	03/08/2018

*10.50	Amended and Restated Right of First Refusal Agreement, dated as of December 22, 2017, by and between Caesars Entertainment Corporation and VICI Properties L.P.	—	10-K	12/31/2017	10.50	03/08/2018

10.51	Settlement and Forbearance Agreement, dated as of August 15, 2016, among Caesars Entertainment Operating Company, Inc., on behalf of itself and each of the debtors in the Chapter 11 Cases, Caesars Entertainment Corporation and Frederick Barton Danner.	—	8-K	—	99.1	8/17/2016

†10.52	Caesars Entertainment Corporation Management Equity Incentive Plan, as amended and restated on November 29, 2011.	—	S-1/A	—	10.78	12/28/2011

†10.53	Caesars Entertainment Corporation 2012 Performance Incentive Plan.	—	S-1/A	—	10.89	2/2/2012

			Incorporated by Reference
Exhibit Number	Exhibit Description	Filed Herewith	Form	Period Ending	Exhibit	Filing Date

†10.54	Amendment No. 1 to the Caesars Entertainment Corporation 2012 Performance Incentive Plan.	—	8-K	—	10.1	7/25/2012

†10.55	Amendment No. 2 to the Caesars Entertainment Corporation 2012 Performance Incentive Plan.	—	8-K	—	10.1	5/20/2015

†10.56	Amendment No. 3 to the Caesars Entertainment Corporation 2012 Performance Incentive Plan.	—	8-K	—	10.1	5/20/2016

†10.57	Amendment No. 4 to the Caesars Entertainment Corporation 2012 Performance Incentive Plan.	—	10-Q	6/30/2016	10.3	8/2/2016

†10.58	Form of Caesars Entertainment Corporation 2012 Performance Incentive Plan Nonqualified Option Award Agreement.	—	SC-TO-I	—	(d)(3)	7/25/2012

†10.59	Form of Caesars Entertainment Corporation 2012 Performance Incentive Plan Nonqualified Option Award Agreement (Replacement Options).	—	SC-TO-I	—	(d)(4)	7/25/2012

†10.60	Form of Caesars Entertainment 2012 Performance Incentive Plan Restricted Share Award Agreement.	—	10-K	12/31/2012	10.84	3/15/2013

†10.61	Form of Caesars Entertainment Corporation 2012 Performance Incentive Plan Restricted Stock Unit Award Agreement.	—	8-K	—	10.1	7/2/2013

†10.62	Form of Caesars Entertainment Corporation 2012 Performance Incentive Plan Restricted Stock Unit Award Agreement.	—	8-K	—	10.1	1/9/2015

†10.63	Form of Indemnification Agreement entered into by Caesars Entertainment Corporation and David Sambur, Richard Schifter, Christopher Williams, Richard Broome, Timothy Donovan, Eric Hession, Thomas Jenkin, Jan Jones, Robert Morse, Les Ottolenghi, and Marco Roca.	—	S-1/A	—	10.75	11/16/2010

†10.64	Form of Indemnification Agreement entered into by Caesars Entertainment Corporation and Thomas Benninger, John Boushy, John Dionne, Matthew Ferko, James Hunt, and Christopher Holdren.	—	10-K	12/31/2017	10.64	03/08/2018

			Incorporated by Reference
Exhibit Number	Exhibit Description	Filed Herewith	Form	Period Ending	Exhibit	Filing Date

†10.65	Form of Caesars Entertainment Corporation Management Equity Incentive Plan Stock Option Grant Agreement.	—	SC-TO-I	—	(d)(7)	7/25/2012

†10.66	Form of Amendment to Caesars Entertainment Corporation Management Equity Incentive Plan Stock Option Grant Agreement.	—	SC-TO-I	—	(d)(8)	7/25/2012

†10.67	2009 Senior Executive Incentive Plan, amended and restated December 7, 2012.	—	10-K	12/31/2012	10.90	3/15/2013

†10.68	Caesars Entertainment Corporation Omnibus Incentive Plan, dated November 14, 2012.	—	10-K	12/31/2012	10.91	3/15/2013

†10.69	Form of Cash Award Agreement under 2012 Performance Incentive Plan.	—	8-K	—	10.1	5/27/2016

†10.70	Form of Restricted Stock Unit Award Agreement (July 2016 Retention Awards) under 2012 Performance Incentive Plan.	—	8-K	—	10.4	7/6/2016

†10.71	Form of Cash Award Agreement (July 2016 Retention Awards) under 2012 Performance Incentive Plan.	—	8-K	—	10.5	7/6/2016

†10.72	Employment Agreement dated February 5, 2015, between Caesars Entertainment Corporation, Caesars Enterprise Services, LLC, and Mark Frissora.	—	10-K	12/31/2014	10.106	3/16/2015

†10.73	Amendment No. 1 to Employment Agreement, made as of August 4, 2015, between Caesars Entertainment Corporation, Caesars Enterprise Services, LLC and Mark Frissora.	—	10-Q	6/30/2015	10.5	8/6/2015

†10.74	Amendment No. 2 to Employment Agreement, made as of February 5, 2015, by and among Caesars Entertainment Corporation, Caesars Enterprise Services, LLC, Caesars Acquisition Company and Mark Frissora.	—	8-K	—	10.1	7/6/2016

†10.75	Third Amendment to the Employment Agreement between Caesars Enterprise Services, LLC and Mark Frissora, dated February 5, 2015 and effective as of March 8, 2017.	—	10-Q	3/31/2017	10.2	5/2/2017

			Incorporated by Reference
Exhibit Number	Exhibit Description	Filed Herewith	Form	Period Ending	Exhibit	Filing Date

†10.76	Employment Agreement, made as of November 10, 2014, by and between Caesars Enterprise Services, LLC and Eric Hession.	—	8-K	—	10.2	11/12/2014

†10.77	Amendment No. 1 to the Employment Agreement between Caesars Enterprise Services, LLC and Eric Hession, dated November 10, 2014 and effective as of March 8, 2017.	—	10-Q	3/31/2017	10.3	5/2/2017

†10.78	Form of Employment Agreement between Caesars Entertainment Operating Company, Inc., and Thomas M. Jenkin (assigned by Caesars Entertainment Operating Company, Inc. to Caesars Enterprise Services, LLC on October 1, 2014).	—	8-K	—	10.1	1/9/2012

†10.79	Amendment No. 1 to the Employment Agreement between Caesars Enterprise Services, LLC and Thomas Jenkin, dated January 3, 2012 and effective as of March 8, 2017.	—	10-Q	3/31/2017	10.4	5/2/2017

†10.80	Employment Agreement made as of April 2, 2009 by and between Caesars Entertainment Operating Company, Inc. and Timothy R. Donovan (assigned by Caesars Entertainment Operating Company, Inc. to Caesars Enterprise Services, LLC on October 1, 2014).	—	10-K	12/31/2012	10.87	3/15/2013

†10.81	Amendment No. 1 to the Employment Agreement between Caesars Enterprise Services, LLC and Timothy R. Donovan, dated April 2, 2009 and effective as of March 8, 2017.	—	10-Q	3/31/2017	10.5	5/2/2017

†10.82	Employment Agreement, made as of April 14, 2014, by and between Caesars Entertainment Operating Company, Inc. and Robert Morse, as assigned to Caesars Enterprise Services, LLC pursuant to that certain letter agreement dated as of December 29, 2014.	—	S-4	—	10.137	3/13/2017

†10.83	Amendment No. 1 to the Employment Agreement between Caesars Enterprise Services, LLC and Robert J. Morse, dated April 14, 2014 and effective as of March 8, 2017.	—	10-Q	3/31/2017	10.6	5/2/2017

			Incorporated by Reference
Exhibit Number	Exhibit Description	Filed Herewith	Form	Period Ending	Exhibit	Filing Date

†10.84	Restricted Stock Unit Award Agreement by and between Mark Frissora and Caesars Entertainment Corporation, dated March 23, 2016.	—	8-K	—	10.2	7/6/2016

†10.85	Restricted Stock Unit Award Agreement by and between Mark Frissora and Caesars Acquisition Company, dated June 29, 2016.	—	8-K	—	10.3	7/6/2016

†10.86	Letter Agreement, dated as of October 6, 2017, between Caesars Enterprise Services, LLC and Timothy R. Donovan.	—	8-K	—	10.17	10/13/2017

†10.87	Amended and Restated Letter Agreement, dated January 29, 2018, between Timothy R. Donovan and Caesars Enterprise Services, LLC.	—	8-K	—	10.1	2/2/2018

†10.88	Caesars Entertainment Corporation 2017 Performance Incentive Plan.	—	S-8	—	4.6	10/6/2017

†10.89	Form of Caesars Entertainment Corporation 2017 Performance Incentive Plan Restricted Stock Unit Award Agreement.	—	S-8	—	4.7	10/6/2017

†10.90	Form of Caesars Entertainment Corporation 2017 Performance Incentive Plan Restricted Stock Unit Award Agreement by and between Mark Frissora and Caesars Entertainment Corporation.	—	S-8	—	4.8	10/6/2017

†10.91	Caesars Acquisition Company 2014 Performance Incentive Plan.	—	**8-K	—	10.1	4/6/2014

†10.92	Form Nonqualified Option Award Agreement under the Caesars Acquisition Company 2014 Performance Incentive Plan.	—	**8-K	—	10.2	4/16/2014

†10.93	Form Restricted Stock Award Agreement under the Caesars Acquisition Company 2014 Performance Incentive Plan.	—	**8-K	—	10.3	4/16/2014

†10.94	Form Restricted Stock Unit Award Agreement under the Caesars Acquisition Company 2014 Performance Incentive Plan.	—	**8-K	—	10.4	4/16/2014

†10.95	Amended and Restated Limited Liability Company Agreement of Caesars Enterprise Services, LLC.	—	***8-K	—	99.1	5/21/2014

			Incorporated by Reference
Exhibit Number	Exhibit Description	Filed Herewith	Form	Period Ending	Exhibit	Filing Date

†10.96	Amendment No. 1 to Caesars Entertainment Corporation 2017 Performance Incentive Plan.	—	8-K	—	10.1	4/6/2018

†10.97	Form of Caesars Entertainment Corporation 2017 Performance Incentive Plan Performance Stock Unit Award Agreement.	—	8-K	—	10.2	4/6/2018

†10.98	Form of Caesars Entertainment Corporation 2017 Performance Incentive Plan Performance Stock Unit Award Agreement by and between Mark Frissora and Caesars Entertainment Corporation.	—	8-K	—	10.3	4/6/2018

†10.99	Form of Board Member Stock Grant Agreement.	—	8-K	—	10.4	4/6/2018

‡12	Computation of Ratio of Earnings to Fixed Charges	X

21	List of Subsidiaries.	—	10-K	12/31/2017	21	03/08/2018

‡23.1	Consent of Deloitte & Touche, LLP, independent registered public accounting firm.	X

‡23.2	Consent of Mayer Brown LLP (included in Exhibit 5.1 to this Registration Statement)	X

‡24.1	Power of Attorney (included in the signature page to the filing of this Registration Statement).	X

‡99.1	Letter of Transmittal and Consent	X

†	Denotes a management contract or compensatory plan or arrangement.
‡	Furnished herewith.
*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of any omitted schedule or exhibit upon request.
**	Filed by Caesars Acquisition Company.
***	Filed by Caesars Entertainment Operating Company, Inc.